Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

Filed pursuant to Rule 424(b)(1)
Registration No. 333-171745

$50,000,000 Investment Notes
Minimum Investment of $10,000

        Pioneer Financial Services, Inc. ("PFS"), a Missouri corporation, is a wholly owned subsidiary of MidCountry Financial Corp., a Georgia corporation ("MCFC"). PFS, with its wholly owned subsidiaries (collectively "we," "us," "our" or the "company"), is offering up to $50,000,000 in aggregate principal amount of our investment notes ("notes" or "investment notes") on a continuous basis. This offering will terminate on January 28, 2013 unless terminated earlier at our discretion. Unless otherwise agreed upon, the notes will be offered in maturities ranging from 12 to 120 months, with a minimum investment of $10,000.

        We are offering the notes through our officers and employees without an underwriter and on a continuous basis. We do not have to sell any minimum amount of notes to accept and use the proceeds of this offering. There is no assurance that all or any portion of the notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account, and thus you will not be entitled to the return of your investment. There is no public trading market for the notes and it is very unlikely that any trading market will develop, and no assurance can be given that the notes may be resold at any price. We have the right to reject any subscription, in whole or in part.

        We will disclose the interest rates at which notes will be offered, from time to time, in supplements to this prospectus. However, any such change will not affect the interest rate of any notes purchased prior to the effective date of the change. We will pay or compound interest on the notes annually. Holders of notes may elect to receive monthly interest payments in return for a 0.5% reduction in the interest rate of the note. Qualified investors may establish individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts with us in which to hold their notes.

        You should read this prospectus and the applicable prospectus supplement carefully before you invest in the notes.

        These notes are our unsecured, subordinated obligations. Payment of the notes is not insured or guaranteed by the Federal Deposit Insurance Corporation, any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to repay the notes upon maturity. We may redeem the notes in whole or in part any time prior to maturity at a price equal to the principal amount thereof plus accrued interest to the purchase date.

        As of the date of this prospectus we have sold $15,481,704 of the $50,000,000 in Investment Notes we initially registered on Form S-1, which was declared effective on January 28, 2011 leaving us with $34,518,296 available to be sold pursuant to the Prospectus.

        See "Risk Factors" beginning on page 6 for certain factors you should consider before buying the notes.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount And Commission	Proceeds to Company

Per Investment Note	100%	None	100%

Total	100%	None	$50,000,000(1)

(1)
We will receive all of the proceeds from the sale of the notes, which, if we sell all of the notes covered by this prospectus, we estimate will total approximately $49,200,000 after offering expenses.

The date of this Prospectus is January 6, 2012

        You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the notes.

PROSPECTUS SUMMARY

        This summary highlights selected information and does not contain all the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in "Where You Can Find More Information" on page 51 before making an investment in the notes, including the "Risk Factors" section beginning on page 6. In this prospectus, references to "Pioneer," "we," "us" and "our" refer to Pioneer Financial Services, Inc. and our subsidiaries.

Our Company

        On a worldwide basis, we purchase consumer loans made exclusively to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We purchase primarily from two different types of sources. Our largest source of military loans is the Military Banking Division of MidCountry Bank ("MCB") (a wholly-owned subsidiary of our parent and referred to throughout as "MBD"), an affiliate who originates direct loans through a network of loan production offices and via the Internet. Military families use these loan proceeds to purchase goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We plan to hold these military loans and retail installment contracts until repaid.

        Finance receivables, whether originated or purchased, are effectively unsecured and consist of loans originated by us or purchased from MBD and retail merchants. All finance receivables have fixed interest rates and typically have a maturity of less than 48 months. At acquisition, the size of the average finance receivable was approximately $3,500 during fiscal year 2011. A large portion of our customers are unable to obtain financing from traditional sources due to factors such as age, frequent relocations and lack of credit history. These factors may not allow them to build relationships with traditional sources of financing.

        We were incorporated in Missouri in 1932, and our principal corporate office is located at 4700 Belleview, Suite 300, Kansas City, Missouri 64112-1359. The telephone number at that address is (816) 756-2020. Information about us can be found at www.investpioneer.com. We do not intend for the information contained on this website to be a part of this prospectus.

The Offering

Securities Offered	We are offering up to $50,000,000 in aggregate principal amount of our investment notes. The notes are governed by an indenture between us and U.S. Bank National Association, the trustee for the notes. The notes generally have maturities ranging from 12 to 120 months. Interest rates and terms on notes in a principal amount equal to or in excess of $100,000 will be negotiated on a case-by-case basis based upon our financial requirements, the term of the investment and prevailing interest rates. The notes do not have the benefit of a sinking fund. See "Description of Investment Notes—General."

Interest Rate and Payment

The interest rate on each note will be based upon current market conditions, our financial requirements, principal amount of the note and the term to maturity chosen by the purchaser. Interest will begin to accrue on the date we issue the note. At the option of the note holder, we will pay or compound interest annually. Holders of notes may elect to receive monthly interest payments in return for a 0.5% reduction in the interest rate of the note. Once issued, the interest rate applicable to a note will not change prior to maturity. See "Description of Investment Notes—Interest."

Maturity and Renewal

The notes will mature on the date specified on the investment note certificate. So long as there is an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes upon maturity unless they are presented for payment by the holder. The principal amount of the renewed note will equal the principal amount of the note on the maturity, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. At least 20 days prior to the maturity date of a note, we will send the note holder (a) a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and (b) a copy of the current prospectus for the notes setting forth the current rates. The notice will also state the place where the note may be surrendered for payment.

Redemption at Our Option

We may redeem the notes at our option, in whole or in part, at any time prior to maturity, at a price equal to 100% of the principal amount of the notes, plus accrued interest on a daily basis to the redemption date. We will pay no premium upon redemption of the notes. Notes may not be redeemed by note holders prior to maturity. See "Description of Investment Notes—Redemption at the Option of Pioneer."

Subordination

Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, all of our senior indebtedness must be paid in full before any payment is made upon the notes. "Senior indebtedness" is generally defined under the indenture as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the notes. The notes are equal in right of payment to all of our outstanding junior subordinated debentures and investment notes purchased prior to December 31, 2006. There are no restrictions in the indenture that would prevent us from incurring additional senior indebtedness or other indebtedness. As of September 30, 2011, we had approximately $214.5 million of senior indebtedness outstanding and approximately $59.7 million of investment notes and accrued interest outstanding. See "Description of Investment Notes—Subordination."

Events of Default

Under the indenture, an event of default is generally defined as a default in the payment of principal or interest on the notes that is not cured after 10 days' written notice, our becoming subject to certain events of bankruptcy or insolvency, or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions	Transfer of a note is effective only upon the receipt of valid transfer instructions by the registrar from the note holder of record.
Types of Accounts

We are qualified to serve as custodian for IRAs, SEPs, Roth IRAs, and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.

Trustee	U.S. Bank National Association is a trust company organized and existing under the laws of the state of Missouri.
Use of Proceeds

If all the notes offered by this prospectus are sold we expect to receive approximately $49,200,000 in net proceeds after deducting all costs and expenses associated with this offering. We intend to use substantially all of the cash proceeds from this offering to fund the acquisition of military loans from MBD and the retail installment contracts from retail merchants. Additional proceeds, if any, will be used for general corporate purposes.

Suitability

The notes will be sold only to investors that have a gross income of $65,000 and a net worth of $65,000 (exclusive of home, home furnishings and automobiles); or a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and no more than 10% of their liquid net worth invested in the notes, unless the investor is defined as an accredited investor under Rule 501 of Regulation D under the Securities Act of 1933 in which case these requirements will not apply. See "Plan of Distribution" on page 48.

Risk Factors

See "Risk Factors" beginning on page 6 and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the notes.

Ratio of Earnings to Fixed Charges	See "Summary Consolidated Financial Data" on page 5.

Summary Consolidated Financial Data

        The following table summarizes the financial data of our business. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The data as of, and for the fiscal years ended September 30, 2011, 2010, 2009 and 2008, as of and for the periods ended September 30 and May 31, 2007 has been derived from our audited consolidated financial statements and related notes.

	Successor(4)					Predecessor(4)
	As of and for the Year Ended September 30, 2011	As of and for the Year Ended September 30, 2010	As of and for the Year Ended September 30, 2009	As of and for the Year Ended September 30, 2008	As of and for the Period from June 1 - Sept 30, 2007	As of and for the Period from Oct 1 - May 31 2007
	(dollars in thousands)
Consolidated balance sheet data:
Net finance receivables(1)	$330,705	$329,957	$313,930	$271,730	$236,235	$241,631
Total assets	397,328	399,104	385,325	352,643	308,687	275,096
Amortizing term notes(2)	214,491	232,041	241,957	222,000	184,392	191,123
Investment notes	59,725	40,028	33,306	34,904	36,074	35,612
Subordinated debt—parent	—	11,900	—	—	—	—
Total stockholder's equity	114,737	106,532	100,487	88,544	81,571	32,045
Consolidated statement of operations data:
Interest income and fees	$114,121	$105,460	$99,690	$83,843	$25,319	$53,171
Debt protection, insurance premiums earned and other income	7,367	6,296	4,387	3,941	1,493	3,313
Total revenue	121,488	111,757	104,078	87,791	26,814	57,605
Provision for credit losses	25,566	22,433	23,454	21,912	11,368	21,101
Interest expense	19,203	18,019	17,855	16,364	5,498	10,547
Income (loss) before income taxes	28,628	25,784	20,754	13,151	(1,293)	4,968
Net income (loss)	17,104	16,562	13,337	7,774	(822)	3,035
Ratio of earnings to fixed charges(3)	2.49	2.43	2.16	1.80	0.76	1.47

(1)
Net finance receivables are presented net of unearned finance charges, unearned debt protection commissions, unearned insurance commissions, discounts on purchases of retail installment contracts and unapplied finance receivable payments.

(2)
Consists of bank debt outstanding under our secured senior lending agreement.

(3)
The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of this ratio, "earnings" is determined by adding pretax income to "fixed charges." for this purpose, "fixed charges" consists of interest on all indebtedness. The ratio for the Successor period June 1 to September 30, 2007 was deficient by $1.3 million, due to a one-time charge-off of $4.5 million when we implemented the change in our charge-off methodology. See "Credit Loss Experience and Provision for Credit Losses" section.

(4)
We were acquired on May 31, 2007 by MidCountry Financial Corp., a Georgia corporation ("MCFC"). As a result, we present our financial statements as Successor periods and Predecessor period.

RISK FACTORS

        Our operations and your investment in the notes are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the notes could be materially adversely affected.

Risk Factors Related to the Investment Notes

         Our investment notes are not insured or guaranteed by any third party, and we are not subject to regulatory requirements designed to protect investors.

        Our investment notes are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the investment notes. If these sources are inadequate, you could lose your entire investment.

         Because the investment notes are not secured by any collateral, you are dependent upon our successful operations to service the interest and principal payments on the investment notes.

        Substantially all of our assets have been pledged to our lenders to secure our borrowings under our Senior Secured Lending Agreement ("SSLA"). Accordingly, in the event of a default under our SSLA, it is likely that our assets would be liquidated to repay our senior debt. Therefore, repayment of the investment notes is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

         Payment on the investment notes is subordinate to the payment of all outstanding senior indebtedness, and the investment notes do not limit the amount of senior indebtedness, additional junior subordinated indebtedness or other indebtedness we may incur.

        The investment notes are subordinate and junior to any and all senior indebtedness (defined generally as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the investment notes, including senior debt), and will rank equal in payment priority with all junior subordinated investment notes we issue in the future. There are no restrictions in the investment notes regarding the amount of senior indebtedness, junior subordinated indebtedness, or other indebtedness that we or our subsidiaries may incur. We intend to incur additional senior indebtedness and junior subordinated indebtedness in the future. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of our senior indebtedness have first right to receive payment in full prior to any payments being made to any note holders. Therefore, you would only be repaid if funds remain after the repayment of our senior indebtedness. As of September 30, 2011, we had approximately $214.5 million of senior indebtedness outstanding.

         Payment of interest and principal on the investment notes is effectively paid on the same terms as the unsecured creditors of our subsidiaries.

        Substantially all of the assets we use in our business are held by our subsidiaries. Some of the indebtedness of our subsidiaries may have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to any note holders. As a result, in the event of the liquidation of any of our subsidiaries, some of the creditors of our subsidiaries would be paid prior to the subsidiary distributing any amounts to us. While our senior loan agreement limits the amount of debt that our subsidiaries may incur, if our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the investment notes may be impaired.

         The investment notes do not contain any restrictive covenants or other provisions to protect your investment.

        The investment notes do not have the benefit of any restrictive covenants. Therefore, your investment is not protected if there is a material adverse change in our financial condition or results of operations. For example, the investment notes do not contain any restrictions on our ability to pay dividends or to create or incur senior indebtedness or indebtedness which is junior or subordinate to or has the same rights and obligations as the investment notes. In addition, the investment notes do not contain covenants specifically designed to protect note holders if we engage in a highly leveraged transaction such as a requirement that we redeem the investment notes if there is a takeover, recapitalization or similar restructuring. Furthermore, the investment notes do not contain a provision permitting an individual, unless such individual is a majority holder, to accelerate the indebtedness in the event of a default on the note.

         Your investment in the investment notes is illiquid.

        The investment notes are not listed on a national or other securities exchange. Further, it is very unlikely that any trading market for the investment notes will develop. You have no right to require redemption of the investment notes, and there is no assurance that the investment notes will be accepted as collateral for loans. Due to the lack of a market for the investment notes, we cannot assure you that you would be able to sell the investment notes.

         There is no sinking fund to ensure repayment of the investment notes on maturity.

        We do not contribute funds to a separate account, commonly known as a "sinking fund," to repay the investment notes upon maturity. Because funds are not set aside periodically for the repayment of the investment notes over their term, note holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans, the sale of investment notes and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the investment notes, you may lose all or a part of your investment.

         The investment notes contain a renewal feature which could result in the extension of the maturity of the notes and a lower interest rate being paid.

        The investment notes contain a renewal provision that allows us to extend the maturity date of the notes and to reset the interest rate to the then current rate unless you provide us with written notice that you want your note paid within 20 days after the maturity date of the note. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of the renewed note will be equal to the original term of the note, and the interest rate on the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. Therefore, if you fail to take action, you will be required to maintain your investment in us beyond the original maturity date of the note. Further, because the interest rate we pay on notes depends on a number of factors, the interest rate on a renewed note may be lower than the interest rate on the original note.

         If we redeem or fail to renew the notes, you may not be able to reinvest the proceeds at comparable rates.

        We, at our option, may at any time redeem all or a portion of the outstanding notes for payment prior to their maturity. We may, in our discretion, purchase fewer than all of the outstanding notes. The notes will be purchased at a purchase price equal to 100% of the principal amount plus any accrued but unpaid interest. We will pay no premium upon redemption of the notes. In addition, while we have the right to renew the notes if you fail to timely provide us with written notice that you want your note paid, we may elect to repay your note in full upon maturity. In the event we redeem or fail to renew your notes, you would have the risk of reinvesting the proceeds at the then-current market rates, which may be lower than the rates paid on the original notes.

         Dodd Frank Act eliminated the Office of Thrift Supervision ("OTS"), increased capital requirements, created a new Consumer Financial Protection Bureau ("CFPB") and resulted in many new laws and regulations that have increased our costs of operations.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law on July 21, 2010. This financial reform law has materially changed the current bank regulatory environment and has affected the lending, deposit, investment, trading and operating activities of financial and depositary institutions and their holding companies and affiliates. Many provisions of the Dodd-Frank Act became effective on July 21, 2011 (the "Transfer Date").

        Certain provisions of the Dodd-Frank Act have had an impact us, and such impact will be significant. The Dodd-Frank Act eliminated the OTS, which was the primary federal regulator for MCB and its affiliates, including our parent, which is a thrift holding company. Oversight of federally chartered thrift institutions, like MCB, has been transferred to the Office of Comptroller of the Currency (the "OCC"), the primary federal regulator for national banks. The Board of Governors of the Federal Reserve System (the "Federal Reserve") now has exclusive authority to regulate all bank and thrift holding companies and their non-bank subsidiaries. As a result, MCB and our parent are now subject to regulation and supervision by the OCC and Federal Reserve, respectively, instead of the OTS. These changes occurred on the Transfer Date. Under prior OTS regulations, our parent was not subject to specific capital requirements; however, the Dodd-Frank Act requires the Federal Reserve to create new regulatory capital requirements that our parent must achieve and maintain. The Dodd-Frank Act also mandates that the Federal Reserve conduct regular bank-type examinations of activities of non-bank affiliates. Accordingly, the Federal Reserve will examine our activities. The Dodd-Frank Act also created the CFBP authorized to promulgate and enforce consumer protection regulations relating to financial products, which will affect both bank and non-bank finance companies. We are now subject to the consumer regulations promulgated by the CFPB.

        The Dodd-Frank Act also weakens the federal preemption of state laws and regulations previously available to national banks and federal thrifts. Most importantly to us, it has eliminated federal preemption for subsidiaries, affiliates and agents of national banks and federal thrifts. Because our existing business model relied upon such federal preemption, these changes have a significant impact upon us and have required us to change some of our current business operations. Certain state laws became applicable to us on the Transfer Date and require us to become licensed and regulated in various states as a small loan lender if we purchase certain consumer loans originated by MCB.

        While the Dodd-Frank Act has been signed into law and became effective on the Transfer Date, many provisions of the law remain to be implemented through the rulemaking process at various regulatory agencies. We are unable to predict what the final form of those rules will be when fully implemented by the respective regulatory agencies. Management believes that certain aspects of the new legislation, including, without limitation, the costs of compliance with disclosure and reporting requirements and examinations, will have a significant impact on our business, financial condition and results of operations. Additionally, we cannot predict whether there will be additional proposed laws or reforms that would affect the U.S. financial system or financial institutions, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes would affect us. However, the regulatory burden and cost of compliance with the new federal regulations, and with state statutes and regulations which were previously preempted, will increase significantly

         The volatile economy and credit crisis may increase loan defaults and affect the value and liquidity of your investment

        Over the past few years, the global economy has experienced a significant recession, as well as a severe, ongoing disruption in the credit markets, downgrade of US Treasury by Standard and Poor's Financial Services LLC ("S&P") a subsidiary of the McGraw-Hill Companies, Inc. in connection with the US debt levels and a material and adverse effect on the jobs market and individual borrowers. While the United States economy may technically have come out of the recession, the recovery is fragile and may not be sustainable for any specific period of time, and could slip into an even more significant recession. Any further economic downturn will adversely affect the financial resources of our customers and may result in the inability of our customers to make principal and interest payments on, or refinance, the outstanding debt when due. In the event of increased default by borrowers under the loans, holders of the investment notes may suffer a partial or total loss of their investment.

         We are dependent on our key officers and the loss of services of any member of our team may have an adverse effect on our operations.

        Our success depends in large part on the retention of a limited number of key officers, including: Thomas H. Holcom, Jr., our Chief Executive Officer and Chairman of the Board, Joseph B. Freeman, our President and Chief Operating Officer, and Laura V. Stack, our Chief Financial Officer. The loss of the services of any of our key officers may have a material adverse effect on us. Each of these key personnel also has a key role with MBD and the loss of one or more such persons and our ability to find suitable successors for such individuals could have a material adverse impact on us and could cause us to undergo a difficult transition period. There is no assurance that we will be able to retain our current key officers or attract additional officers as needed.

         We may experience limited availability of financing and fluctuation in our funding costs, which may materially impact our results of operations, profits and ability to grow.

        Over the past few years, events in the debt markets and the economy generally, have caused significant dislocations, illiquidity and volatility in the domestic and wider global financial markets. The downturn in the general economy has affected the financial strength of many banks and retailers. Any further economic downturn may adversely affect the financial resources of such banks and may result further reduced liquidity. We currently fund our operations through bank debt. The profitability and growth of our business and our ability to purchase loans currently depends on our ability to access bank debt at competitive rates, and we cannot guarantee that such financing will be available in the future. Our bank debt is comprised of individual loans from lenders, which are party to our Secured Senior Lending Agreement (the "SSLA"). The SSLA is an uncommitted credit facility that provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. No lender has an obligation to make any additional future loans to us. As of September 30, 2011, we could request up to $102.7 million in additional funds and remain in compliance with the terms of the SSLA. No lender has a contractual obligation to lend us these additional funds. In addition, we have borrowings of $14.9 million from withdrawing banks who previously participated in our credit facility. With the ongoing strains in the financial markets, including downgrading of U.S. Treasury by S&P in connection with U.S. debt levels, we see liquidity, capital and earnings challenges for some banks in our credit group that may reduce their ability to participate in the credit or may cause a decrease in their willingness to lend at the current levels. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources become further restricted, we will need to raise capital from other sources if needed. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us.

         MBD may modify underwriting and servicing standards and does not have to lend to the traditional customers who meet our business model and lending guidelines, which may materially adversely affect our business operations, cash flow, and results of operations, financial condition and profitability.

        Except as permitted by the SSLA, we have the exclusive rights to purchase all the loans made to U.S. active duty military, retired military and U.S. Department of Defense employees that are originated by MBD and that meet our business model and systems and our lending guidelines. In addition, we have retained MBD to service all loans we own. However, MBD is not obligated to continue to use these lending guidelines or business models indefinitely. MBD does have the right to modify these guidelines, systems and models. MBD may also originate for its own account loans that are not deemed to be military loans made in the ordinary course of business as previously conducted by us. If MBD does modify the models significantly, we may not be willing to purchase such loans. No assurance can be given that if MBD does modify the lending guidelines and business models and systems that these modifications would be successful and such modifications may have a materially adverse impact on our business, financial condition and results of operations.

         MCB and MCFC have each entered into a separate confidential Memorandum of Understanding (each, a "MOU" and together, the "MOUs") with the OTS, which such MOUs contain requirements that MCB and MCFC may not be able to continue to satisfy.

        MCB and MCFC entered into separate confidential MOUs with the OTS. The MOUs are each effective as of February 26, 2009. The MOUs are informal agreements and are not available to the public. Among other things, MCB's MOU requires it to closely monitor its capital levels, allowance for credit losses, risks and problem assets as well as to obtain the approval of the OTS to pay dividends and to increase brokered deposits above levels existing as of the date of the MOU. MCFC's MOU requires it, among other things, to closely monitor its liquidity and to obtain approval of OTS to conduct certain activities including payment of dividends and increasing debt levels above those existing as of the effective date of the MOU. The provisions of the MOU may limit the funds available to MCB to originate loans. Our vendor, MBD, is a division of MCB. Non-compliance with the MOUs could result in formal enforcement actions and could limit MBD's ability to originate military loans. This would have a material adverse impact on the business, results of operations, financial condition and cash flow and would require us to change our business model. See "Management Discussion and Analysis of Financial Conditions and Results of Operations—Loan Acquisition/Origination."

         We, MBD and our retail merchants are subject to extensive laws, regulations and governmental supervision by federal and state agencies in the conduct of our business operations, which regulations are costly, time consuming and intended to protect depositors; failure to comply with regulatory policies and rules could result in further restrictions on our business and reputation.

        We, as a wholly owned subsidiary of a thrift holding company, and MBD, as a division of a federal savings bank, are currently supervised by the OCC and regulated by the Federal Reserve. Our loan purchasing operations, MBD's lending operations as well as our retail merchants are also subject to regulation by federal and state finance and consumer protection authorities and various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations, including the requirement to obtain and maintain certain licenses and qualifications. These regulations are primarily designed to protect depositors, borrowers and the financial system as a whole. We are also regulated by state and federal securities regulators, and will continue to be as long as our investment notes are outstanding.

        Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer and increasing the ability of competitors to offer competing financial services and products. Compliance with these regulations is expensive and requires the time and attention of management. These costs divert capital and focus away from efforts intended to grow our business. If we do not successfully comply with laws, regulations or policies, our compliance costs could increase, our operations could be limited and we may suffer damage to our reputation.

         As long as the investment notes are outstanding, we are subject to federal and state securities laws and regulations and failure to comply with or changes in such laws and regulations may adversely affect us or increase substantially the disclosure required by us.

        We are also regulated by state and federal securities regulators. These regulations are designed to protect investors in securities (such as the investment notes) which we sold and may sell. Congress and state legislatures and foreign, federal and state regulatory agencies continually review laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways including limiting the types of securities we may issue or increasing substantially the disclosure required by us.

         A significant portion of MBD's loan customers are active-duty military or federal government employees who could be instructed not to do business with MBD or us, or our access to the Government Allotment System could be denied or the federal government could significantly reduce active duty forces.

        When they deem it to be in the best interest of their personnel, military commanders and supervisors of federal employees may instruct their personnel, formally or informally, not to patronize a business. If military commanders or federal employee supervisors at any given level determine one or more of MBD's loan production offices or its Internet site to be off limits, we and MBD would be unable to do new business with the potential customers they command or supervise. Additionally, approximately 47% of our borrowers make their monthly loan payments through the Government Allotment System. Military commanders or federal employee supervisors could deny those they command or supervise access to these programs, increasing our credit risk on the loans we own. The federal government also establishes troop levels for our active duty military customers and we could be adversely affected if these levels were significantly reduced. Without access to sufficient new customers or to the Government Allotment System, MBD may be forced to discontinue lending to the U.S. military and we may be forced to liquidate our portfolio of military loans and retail installment contracts.

         If a customer leaves the military prior to repaying the military loan, there is an increased risk that loan will not be repaid.

        The terms of repayment on the loans we purchase are generally structured so the entire loan amount is repaid prior to the customer's estimated separation from the military. If, however, a customer unexpectedly leaves the military or other events occur that result in the loan not being repaid prior to the customer's departure from the military, there is an increased chance that the loan will not be repaid. Because we do not know whether or when a customer will leave the military early, we cannot institute policies or procedures to ensure that the entire loan is repaid before the customer leaves the military. As of September 30, 2011, we had approximately 4,320 customers, which represented 2.9% of our total customers, who separated from the military prior to repaying their loan and who in the aggregate owed us approximately $8.9 million. Based on historical charge-off models, management believes this could result in approximately $5.6 million in charge-offs. If that amount increases or the number of customers who separate from the military prior to their scheduled separation date materially increases, our charge-offs will increase. This will have a materially adverse effect on our business, cash flow, results of operations and financial condition.

         We have limited restrictions on the payments we may make to our parent, MCFC. Our ability to disperse our working capital could reduce our profitability and diminish our ability to pay interest and principal on the investment notes.

        As of September 30, 2011, our sole shareholder, MCFC, owned the outstanding share of our common stock. Accordingly, MCFC is able to exercise significant control over our affairs including, but not limited to, the election of directors, operational decisions and decisions regarding the investment notes. The SSLA, among other things, limits the amounts that we can pay to MCFC each year. In fiscal 2011, the SSLA prohibits us from paying MCFC more than $750,000 for strategic planning services, professional services, product identification and branding and service charges. Other than the covenants contained in the SSLA, there are no significant contractual limits on the amounts we can pay to our parent or other affiliates.

         We face risks of interest rate fluctuations and if we are not able to adequately protect our portfolio from changes in interest rates, our results of operations could be adversely affected and impair our ability to pay interest and principal on the investment notes.

        Our earnings are significantly dependent on our net interest income, as we realize income primarily from the difference between the rate of interest we receive on the loans we own and the interest rate we must pay on our outstanding bank debt and investment notes. We may be unable to predict future fluctuations in market interest rates, which are affected by many factors, including inflation, economic growth, employment rates, fiscal and monetary policy and disorder and instability in domestic and foreign financial markets. Sustained, significant increases in market rates could unfavorably impact our liquidity and profitability. Any significant reduction in our profitability would have a material adverse impact on our business, results of operation, financial condition and cash flow. This would also diminish our ability to pay interest and principal on our outstanding investment notes.

         We purchase loans that were made exclusively to the military market, which traditionally has higher delinquencies than customers in other markets, resulting in higher charge-offs, a reduction in profitability and impairment of our ability to pay interest and principal on the investment notes.

        A large portion of our loan customers are unable to obtain financing from traditional sources, due to factors such as their age, frequent relocations and lack of credit history. Historically, we have experienced higher delinquency rates than traditional financial institutions. When we purchase loans, we depend on underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers. However, these standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses on the loans we own could reduce our profitability and have a materially adverse impact on our business, financial condition and results of operations. Such adverse effects could also restrict our ability to pay interest and principal on our outstanding investment notes.

         If a large number of borrowers are wounded in combat, our profits may be adversely affected.

        Our Debt Protection product will cancel the outstanding debt of our customer's loan in the event of accidental loss of life or disability for loans originated by MBD with this product. Our debt protection product includes additional covered events such as unforeseen military discharge, divorce and in certain instances where our customers do not, under no fault of the customer, receive pay ("no-pay-due"). These events trigger payment of the loan as they become due during a customer's disability due to illness or injury, including war-related injuries, and pay the balance in the event of death including war-related fatalities. Therefore, if a large number of borrowers are injured and disabled in combat, our profitability would be impaired, which could have a material adverse impact on our business, results of operation, financial condition and cash flow and may impair our ability to pay interest and principal on our outstanding investment notes.

FORWARD-LOOKING STATEMENTS

        This prospectus and related prospectus supplements contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition, results of operations, cash flow and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this prospectus. If any of the events described in "Risk Factors" occur, they could have an adverse effect on our business, financial condition and results of operation, cash flow, and growth strategies. When considering forward-looking statements, you should keep these factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

USE OF PROCEEDS

Use of Proceeds

        If we sell all of the notes offered by this prospectus, we estimate that the net proceeds will be approximately $49,200,000 after deduction of estimated offering expenses of $800,000. We will pay all of the expenses related to this offering. Some of the notes covered by this prospectus will be issued to renew notes which mature within 24 months of the date of this prospectus, and we will not receive any additional cash proceeds upon the issuance of those notes.

        The following table sets forth information regarding the estimated use of proceeds from the Offering.

	Minimum Offering
	Amount	Percentage of Gross Proceeds
Gross offering	$50,000,000	100.0%
Less estimated offering expenses	$800,000	1.6%

Amount available for purchase of loans	$49,200,000	98.4%

Planned uses:
Loans purchased from MBD and retail installment contracts	$43,200,000	86.4%
Working capital	$6,000,000	12.0%

Total application of proceeds	$49,200,000	98.4%

        The cash proceeds of this offering will be received in varying amounts from time to time over the remaining life of the offering. We expect to use the net cash proceeds from the sale of the notes first to fund the origination of consumer loans, second to fund the purchase of retail installment contracts, and third for working capital and other general corporate purposes. While the precise amounts and timing of the application of such proceeds depend upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements, we do not anticipate using more than 15% of the aggregate net proceeds from the offering for working capital and other general corporate purposes.

        There is no minimum number or amount of notes that we must sell to receive and use the proceeds from the sale of any notes, and there can be no assurance that the total principal amount of the notes will be sold. If we receive substantially less than the estimated amount of net proceeds, we will pursue alternative sources of capital, including the securitization of our finance receivable portfolio or a private placement of debt. If we are unable to find alternative sources of capital, we will not be able to grow our business in accordance with our business plan. Currently, however, our management believes that our business will not be materially and adversely affected if we do not sell any of the notes offered by this prospectus for approximately the next 12 months.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes, with other financial data included in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operation". The data as of, and for the fiscal years ended September 30, 2011, 2010, 2009 and 2008, as of and for the periods ended September 30 and May 31, 2007 has been derived from our audited consolidated financial statements and related notes.

	Successor(2)					Predecessor(2)
	As of and for the Year Ended September 30,				For the Period from June 1 - Sept 30 2007	For the Period from Oct 1 - May 31 2007
	2011	2010	2009	2008
	(dollars in thousands, except per share amounts)
Consolidated balance sheet data:
Total finance receivables	$405,234	$387,041	$364,786	$319,290	$279,778	$283,438
Allowance for credit losses	(25,396)	(24,496)	(24,621)	(22,982)	(21,639)	(23,326)
Total assets	397,328	399,104	385,325	352,643	308,687	275,096
Senior indebtedness:
Revolving credit line—banks	—	21,373	20,770	23,586	15,463	15,599
Amortizing term notes	214,491	210,668	221,187	198,414	168,929	175,524
Investment notes	59,725	40,028	33,306	34,904	36,074	35,612
Subordinated debt—parent	—	11,900	—	—	—	—
Total stockholder's equity	114,737	106,532	100,487	88,544	81,571	32,045
Consolidated statement of operations data:
Revenue:
Interest income and fees	$114,121	$105,460	$99,690	$83,843	$25,319	$53,171
Interest expense	19,203	18,019	17,855	16,364	5,498	10,547

Net interest income before provision for credit losses	$94,918	$87,441	$81,835	$67,479	$19,821	$42,624
Provision for credit losses	25,566	22,433	23,454	21,912	11,368	21,101

Net interest income	$69,352	$65,008	$58,380	$45,567	$8,453	$21,523
Debt protection, insurance premiums earned and other income	7,367	6,296	4,388	3,949	1,495	3,314

Net non-interest income	7,367	6,296	4,388	3,949	1,495	3,314
Non-interest expense	48,091	45,521	42,014	36,365	11,241	20,989

Income (loss) before income taxes	28,628	25,784	20,754	13,151	(1,293)	3,848
Provision for (benefit from) income taxes	11,524	9,221	7,418	5,377	(471)	1,933

Net income (loss):	$17,104	$16,563	$13,337	$7,774	$(822)	$1,915

Net income (loss) per share:
Basic and diluted	$17,103,813	$16,562,227	$13,336,552	$7,774,111	$(822,812)	$177.12

Cash dividends per common share(1)	$8,845,387	$10,560,722	$3,517,834	$2,507,177	$3,897,333	$583.60

(1)
Number of shares outstanding is one and 17,136 in the successor and predecessor period, respectively.

(2)
We were acquired on May 31, 2007 by MCFC. As a result, we present our financial statements as Successor periods and Predecessor period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

        On a worldwide basis, we purchase consumer loans made exclusively to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees. Our largest source of military loans is MBD, an affiliate who originates direct loans through a network of loan production offices and via the Internet; military personnel use these loan proceeds to purchase goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We plan to hold these military loans and retail installment contracts until repaid.

        Finance receivables, whether originated by MBD or purchased, are effectively unsecured and consist of loans previously originated by us or purchased from MBD and retail merchants. All finance receivables have fixed interest rates and typically have a maturity of less than 48 months. At acquisition, the size of the average finance receivable was approximately $3,500 during fiscal year 2011. A large portion of our customers are unable to obtain financing from traditional sources due to factors such as age, frequent relocations and lack of credit history. These factors may not allow them to build relationships with traditional sources of financing.

        Improvement of our profitability is dependent upon the growth in amount of aggregate finance receivables we are able to acquire from MBD and retail merchants, as well as the maintenance of loan quality.

Sources of Income

        We generate revenues primarily from interest earned on the military loans purchased from MBD, loans previously originated by us and retail installment contracts purchased from retail merchants. We also earn revenues from our debt protection product and credit reinsurance premiums. For purposes of the following discussion, "revenues" means the sum of our finance income, debt protection income and reinsurance premiums.

        Interest income and fees.    Interest income and fees consists of interest and origination revenue earned on the military loans and retail installment contracts we own (referred to throughout individually as "loan" or collectively as "loans" or "finance receivables"). Our interest revenue is based on the risk adjusted interest rates charged customers for loans that we purchase. Interest rates vary by loan and are based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Our finance income comprised approximately 93.5% of our total revenues in fiscal 2011.

        Non-interest income.    Non-interest income consists of debt protection and reinsurance premium income. Prior to the second quarter of fiscal 2010, one of our wholly owned subsidiaries reinsured substantially all of the credit life, credit accident and health insurance sold by MBD on behalf of Assurant, an unaffiliated insurance carrier. During the second quarter of fiscal 2010, MBD began offering a debt protection product to our customers. During the third quarter of fiscal 2010, our subsidiary ceased assuming the reinsurance policies. Credit reinsurance premiums and debt protection fee income comprised approximately 6.5% of our total revenues in fiscal 2011.

Finance Receivables

        Our finance receivables are comprised of loans purchased from MBD (collectively referred to below as "military loans") and retail installment contracts. The following table sets forth certain information about the components of our finance receivables as of the end of the periods presented:

	As of and for the Year Ended September 30,
	2011	2010	2009
	(dollars in thousands, except average note balance and number of notes)
Finance receivables:
Total finance receivables balance	$405,234	$387,041	$364,786
Average note balance	$2,699	$2,533	$2,465
Total interest income and fees	$114,121	$105,460	$99,690
Total number of notes	150,155	152,788	148,015
Military loans:
Total military receivables	$370,602	$344,108	$320,805
Percent of total finance receivables	91.45%	88.91%	87.94%
Average note balance	$2,898	$2,700	$2,534
Number of notes	127,878	127,448	126,613
Retail installment contracts:
Total retail installment contract receivables	$34,632	$42,933	$43,981
Percent of total finance receivables	8.55%	11.09%	12.06%
Average note balance	$1,555	$1,694	$2,055
Number of notes	22,277	25,340	21,402

        In the normal course of business, we receive customer payments through the Federal Government Allotment System on the first day of each month. If the first day of the month falls on a weekend or holiday, our customer payments are posted on the last business day of the preceding month. On September 30, 2011, we collected $14.1 million in customer loan payments in advance of the payment due date of October 1, 2011. This unapplied cash payment is reflected on the balance sheet as a reduction of "Net finance receivables" in the amount of $11.2 million and corresponding "Accrued interest receivable" in the amount of $2.9 million. The above table does not reflect the October 1, 2011 payment received on September 30, 2011.

Net Interest Margin

        The principal component of our profitability is net interest margin, which is the difference between the interest earned on our finance receivables and the interest paid on borrowed funds. Some states and federal statutes regulate the interest rates that may be charged to our customers. In addition, competitive market conditions also impact the interest rates.

        Our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. General inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in cost of funds. Accordingly, increases in market interest rates generally will narrow interest rate spreads and lower profitability, while decreases in market interest rates generally will widen interest rate spreads and increase profitability. The following table presents a three-year history of data relating to our net interest margin as of and for the fiscal years presented.

	As of and for the Year Ended September 30,
	2011	2010	2009
	(dollars in thousands)
Total finance receivables balance	$405,234	$387,041	$364,786
Average total finance receivables(1)	396,999	369,261	349,480
Average interest bearing liabilities(1)	281,790	274,740	234,321
Total interest income and fees	114,121	105,460	99,690
Total interest expense	19,203	18,019	17,855

(1)
Averages are computed using month-end balances.

Results of Operations

  Year Ended September 30, 2011 Compared to Year Ended September 30, 2010.

        Total Finance Receivables.    Our aggregate finance receivables increased 4.7% to $405.2 million on September 30, 2011 from $387.0 million on September 30, 2010. We increased our loan acquisitions from MBD and retailers by 8.9% to $456.5 million during fiscal 2011 from $419.1 during fiscal 2010. Our aggregate average finance receivables also increased during this period to $397.0 million in fiscal 2011 from $369.3 million in fiscal 2010, an increase of $27.7 million or 7.5%.

        Total Interest Income and Fees.    Total interest income and fees in fiscal 2011 represented 93.5% of our revenue compared to 94.4% in fiscal 2010. Interest income and fees increased to $114.1 million from $105.5 million in fiscal 2010, an increase of $8.6 million or 8.2%. This increase is primarily due to an increase in aggregate average finance receivables of 7.5%.

        Interest Expense.    Interest expense in fiscal 2011 increased to $19.2 million from $18.0 million in fiscal 2010, an increase of $1.2 million or 6.7%. While our average interest bearing liabilities increased by $7.0 million or 2.6%, our weighted average interest rate on our amortizing note debt decreased to 6.19% in fiscal 2011 compared to 6.38% in fiscal 2010. We pay our lenders a minimum interest rate per annum of 5.00% for our revolving facility and 6.25% per annum for our amortizing notes. In addition, we pay our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average aggregate outstanding principal amount of all amortizing notes held by the lenders. We paid our lenders $0.6 million in uncommitted availability fees during fiscal 2011, the same as fiscal 2010. Also, during fiscal 2011, we paid off our parent note.

        Provision for Credit Losses.    The provision for credit losses in fiscal 2011 increased to $25.6 million from $22.4 million in fiscal 2010, an increase of $3.2 million or 14.3%. This increase is due to an increase in our average finance receivables of $27.7 million or 7.5%. We also saw an increase in our net charge-offs as a percentage of our average total finance receivables to 6.21% in fiscal 2011 compared to 6.11% in fiscal 2010. With our consistent net charge-off ratio over the past three years we have reduced our allowance for credit losses as percent of average finance receivables for fiscal year 2011 to 6.40% compared to 6.63% in fiscal 2010. See further discussion in "Allowance for Credit Losses" section.

        Non-interest Income.    Non-interest income consists of revenue from debt protection income and credit reinsurance premiums. Combined debt protection income and credit reinsurance premiums totaled $7.4 million in fiscal 2011 compared to $6.3 million in fiscal 2010, an increase of $1.1 million or 17.5%. The increase in non-interest income is related to the increase in our loan acquisitions from MBD of $37.4 million or 8.9% and partially due to continued development of the debt protection product.

        Non-interest Expenses.    Non-interest expenses in fiscal 2011 increased to $48.1 million compared to $45.5 million in fiscal 2010, an increase of $2.6 million or 5.7%. The increase was primarily due to the increase in our management and record keeping services fees for the year. Management and record keeping services fees in fiscal 2011 increased by $2.5 million from fiscal 2010 due to a 7.5% increase in our average aggregate finance receivables.

        Provision for Income Taxes.    Our effective tax rate ("ETR") was 40.3% in fiscal 2011, compared to 35.8% in fiscal 2010. The increase in the ETR in fiscal 2011 compared to 2010 was primarily due to the impact of state filings corrections for prior periods, a change in unitary state tax apportionment factors driven by a shift in business mix as a result of the mix product revenue, as well as the rate change to deferred tax assets for the change in apportionment factors.

Year Ended September 30, 2010 Compared to September 30, 2009.

        Total Finance Receivables.    Our aggregate finance receivables increased 6.1% to $387.0 million on September 30, 2010 from $364.8 million on September 30, 2009. We increased our loan acquisitions from MBD and retailers by 6.7% during fiscal 2010 over the same period in fiscal 2009. Our aggregate average finance receivables also increased during this period to $369.3 million in fiscal 2010 from $349.5 million in fiscal 2009, an increase of $19.8 million or 5.7%.

        Total Interest Income and Fees.    Total interest income and fees in fiscal 2010 represented 94.4% of our revenue compared to 94.7% in fiscal 2009. Interest income and fees increased to $105.5 million from $99.7 million in fiscal 2009, an increase of $5.8 million or 6.0%. This increase is primarily due to an increase in aggregate average finance receivables.

        Interest Expense.    Interest expense in fiscal 2010 increased slightly to $18.0 million from $17.9 million in fiscal 2009, an increase of $0.1 million or 0.6%. While our average interest bearing liabilities increased by $6.9 million or 2.6%, our weighted average interest rate on our amortizing note debt decreased to 6.38% in fiscal 2010 compared to 6.54% in fiscal 2009. We pay our lenders a minimum interest rate per annum of 5.00% for our revolving facility and 6.25% per annum for our amortizing notes. In addition, we pay our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average aggregate outstanding principal amount of all amortizing notes held by the lenders. We paid our lenders $0.6 million in uncommitted availability fees during fiscal 2010 compared to $0.5 million in fiscal 2009. Also, during fiscal 2010, we converted our parent notes allowable under the SSLA from a term facility to revolving line of credit and began drawing on this line of credit. As of September 30, 2010, we had subordinated parent debt to MCFC of $11.9 million with an interest rate of 5.0%.

        Provision for Credit Losses.    The provision for credit losses in fiscal 2010 decreased to $22.4 million from $23.5 million in fiscal 2009, a decrease of $1.1 million or 4.7%. This decrease is primarily due to positive trends in net charge-offs and delinquency, as well as increased collection efforts in fiscal 2010. We also saw a decline in our net charge-offs as a percentage of our average total finance receivables to 6.11% in fiscal 2010 compared to 6.24% in fiscal 2009. See further discussion in "Allowance for Credit Losses" section.

        Non-interest Income.    Non-interest income consists of revenue from credit reinsurance premiums and debt protection income which replaced credit reinsurance in June 2010. Combined credit reinsurance premiums and debt protection income totaled $6.3 million in fiscal 2010 compared to $4.4 million in fiscal 2009, an increase of $1.9 million or 43.2%. The increase in non-interest income is directly related to the increase in our loan acquisitions.

        Non-interest Expenses.    Non-interest expenses in fiscal 2010 increased to $45.5 million compared to $42.0 million in fiscal 2009, an increase of $3.5 million or 8.3%. The increase was primarily due to the increase in our management and record keeping services fees for the year. Management and record keeping services fees in fiscal 2010 increased by $2.8 million from fiscal 2009 due to a 5.7% increase in our aggregate finance receivables.

Delinquency Experience

        Our customers are required to make monthly payments of interest and principal. Our servicer, MBD, under our supervision, analyzes our delinquencies on a recency delinquency basis utilizing our guidelines. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not been received for 30 days after the last full payment. We rarely grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current. The increase in delinquency for fiscal 2011, when compared to fiscal 2010, is primarily due to the increase in repayments via electric funds transfer ("EFT"). A greater portion of our customers originating loans via MBD's internet origination channel have chosen the EFT system over the federal allotment system for making loan payments.

        The following table sets forth the three-year history of our delinquency experience for accounts of which payments are 60 days or more past due.

	As of and for the Year Ended
	2011	2010	2009
	(dollars in thousands)
Total finance receivables	$405,234	$387,041	$364,786
Total finance receivables balances 60 days or more past due	$13,954	$11,857	$10,837
Total finance receivables balances 60 days or more past due as a percent of total finance receivables	3.44%	3.06%	2.97%

Credit Loss Experience and Provision for Credit Losses

        General.    The allowance for credit losses is maintained at an amount that management considers sufficient to cover estimated future losses. We utilize a statistical model based on potential credit risk trends incorporating both historical and prospective factors to estimate losses. These results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside our control, such as economic conditions, current or future military deployments and completion of military service prior to repayment of loan. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term. See "Risk Factors—If a customer leaves the military prior to repaying loans, there is an increased risk loans will not be repaid."

        Military Loans.    Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Our primary sources of charge-offs occur when a customer leaves the military prior to repaying the finance receivable or is subject to longer term and more frequent deployments. Generally, loans purchased or originated by us are structured so that the entire amount is repaid prior to a customer's estimated separation from the military. When buying loans, however, we cannot predict when or whether a customer may depart from the military early. Accordingly, we cannot implement policies or procedures for MBD to follow to ensure that we will be repaid in full prior to a customer leaving the military; nor can we predict when a customer may be subject to deployment at a duration or frequency that causes a default on their loans. Another source of loss is when a customer declares bankruptcy. See "Nonperforming Assets."

        The following table shows a three-year historical picture of net charge-offs on military loans and net charge-offs as a percentage of military loans:

	As of and for the Year Ended September 30,
	2011	2010	2009
	(dollars in thousands)
Military loans:
Military loans charged-off	$26,349	$25,096	$24,279
Less recoveries	3,693	3,206	2,914

Net charge-offs	$22,656	$21,890	$21,365

Average military receivables(1)	$358,242	$322,995	$315,044
Percentage of net charge-offs to average military receivables	6.32%	6.78%	6.78%

(1)
Averages are computed using month-end pro forma balances.

        Retail Installment Contracts.    Under many of our arrangements with retail merchants, we typically withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. As of September 30, 2011, the aggregate amount of retail merchant reserves totaled $2.0 million, a decrease of $0.4 million or 20%, from the same period last year. The decrease is due to reduced acquisitions of retail installment contracts as well as increased utilization of the dealer reserve for non performing contracts. This represents a 5.2% reserve as a percentage of average retail installment contract receivables. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we will pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant.

        Our allowance for credit losses is utilized to the extent that the loss on any individual retail installment contract exceeds the retail merchant's aggregate reserve account at the time of the loss. Currently, we have instances where we have extinguished all or a portion of two merchants' reserves and may sustain additional charge-offs as these merchants' portfolios liquidate. Due to the liquidation of merchant reserves, we have experienced greater net charge-offs on our retail installment contracts. The impact of potential future losses is deemed to be immaterial to the overall financial condition and results of operations of the Company.

        The following table shows a three-year historical picture of net charge-offs on retail installment contracts and net charge-offs as a percentage of retail installment contracts:

	As of and for the Year Ended September 30,
	2011	2010	2009
	(dollars in thousands)
Retail installment contracts:
Contracts charged-off	$2,516	$1,127	$762
Less recoveries	506	459	312

Net charge-offs	$2,010	$668	$450

Average retail installment contracts receivables(1)	$38,757	$46,265	$34,436
Percentage of net charge-offs to average retail installment contracts receivable	5.19%	1.44%	1.31%

(1)
Averages are computed using month-end pro forma balances.

        Allowance for Credit Losses.    The following table sets forth the three-year history of our allowance for credit losses:

	As of and for the Year Ended September 30,
	2011	2010	2009
	(dollars in thousands)
Average total finance receivables(1)	$396,999	$369,260	$349,480
Provision for credit losses	$25,566	$22,433	$23,454
Net charge-offs	$24,666	$22,558	$21,815
Net charge-offs as a percentage of average total finance receivables	6.21%	6.11%	6.24%
Allowance for credit losses	$25,396	$24,496	$24,621
Allowance as a percentage of average total finance receivables	6.40%	6.63%	7.05%

(1)
Averages are computed using month-end pro forma balances.

        The allowance for credit losses in fiscal 2011 increased to $25.4 million from $24.5 million at the end of fiscal 2010.

        The following table sets forth the three year history of the components of our allowance for credit losses:

	As of and for the Year Ended September 30,
	2011	2010	2009
	(dollars in thousands)
Balance, beginning of period	$24,496	$24,621	$22,982
Finance receivables charged-off	(28,865)	(26,223)	(25,041)
Recoveries	4,199	3,665	3,226

Net charge-offs	(24,666)	(22,558)	(21,815)
Provision for credit losses	25,566	22,433	23,454

Balance, end of period	$25,396	$24,496	$24,621

Nonperforming Assets

        The accrual of interest income is suspended when a full payment has not been received for 90 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received. Nonperforming assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no full payment of principal or interest has been received for more than 90 days.

Loan Acquisition / Origination

        Asset growth is an important factor in determining our future revenues. We are dependent upon MBD and retail merchants to increase their originations for our future growth. In connection with purchasing the loans, we pay MBD a fee in the amount of $30.00 for each military consumer loan originated by MBD and purchased by us. This fee is adjusted annually on the basis of the annual increase or decrease in MBD's deferred acquisition cost analysis. For fiscal 2011, loans purchased from MBD and retail merchants increased to $456.5 million from $419.1 million in fiscal 2010, an increase of $37.4 million or 8.9%. The primary reason for this increase is because the average note amount, at acquisition, increased by $192, or 5.8%.

        The following table sets forth the three-year history of overall loan acquisitions / originations and lending activities:

	For the Year Ended September 30,
	2011	2010	2009
	(dollars in thousands)
Total loans acquired/originated:
Gross balance	$456,476	$419,098	$395,768
Number of finance receivable notes	129,899	126,141	129,120
Average note amount	$3,514	$3,322	$3,065
Military loans:
Gross balance	$425,588	$379,702	$348,984
Number of finance receivable notes	116,834	110,913	111,664
Average note amount	$3,643	$3,423	$3,125
Retail installment contracts:
Gross balance	$30,888	$39,396	$46,784
Number of finance receivable notes	13,065	15,228	17,456
Average note amount	$2,364	$2,587	$2,680

Liquidity and Capital Resources

        A relatively high ratio of borrowings to invested capital is customary in the consumer finance industry. Our principal use of cash is to purchase military loans and retail installment contracts. We use borrowings to fund the difference, if any, between the cash used to purchase military loans and retail installment contracts and operations, and the cash generated from loan repayments and operations. Cash used in investing activities in fiscal 2011 was approximately $27.9 million and cash used in financing activities was $20.6 million which was funded from operating activities of $47.8 million. Cash used in investing activities in fiscal 2010 was approximately $41.6 million and cash used in financing activities was $3.5 million which was funded from $43.8 million of cash from operating activities.

        The majority of our liquidity requirements are secured by our funding through our SSLA. Additional sources of funds are generated through our sales of investment notes and borrowings with our parent. We have increased our liquidity position this fiscal year with additional senior funding of

$54.0 million under the SSLA. In addition, we must repay borrowings of $14.9 million from withdrawing banks who had previously participated in the SLA. Further, we have increased our investment notes to $59.7 million in 2011 from $40.0 million in 2010, an increase of $19.7 million or 49.3%. During 2011, we repaid $13.9 million in subordinated borrowings from our parent. As of September 30, 2011, the outstanding balance on the parent debt was zero. This increase in available funds has offset the diminished capacity from our withdrawing banks and provided us with additional liquidity in fiscal 2011 and beyond, allowing us the liquidity necessary to grow our finance receivables. We plan to continue to attract new banks to the SSLA and sell additional investment notes to fund our growth in fiscal 2012.

  Senior Indebtedness-Bank Debt.

        On June 12, 2009, we entered into the SSLA with the lenders listed on the SSLA ("the lenders") and UMB Bank, N.A. (the "Agent"). The SSLA replaces and supersedes the Senior Lending Agreement, dated as of June 9, 1993, as subsequently amended and restated (the "SLA"). The term of the current SSLA ends on March 31, 2012 and is automatically extended annually unless any lender gives written notice of its objection by March 1 of each calendar year. Our assets secure the loans extended under the SSLA for the benefit of the lenders and other holders of the notes issued pursuant to the SSLA or the SLA (the "Senior Debt"). The facility is an uncommitted facility that provides common terms and conditions pursuant to which the individual lenders that are a party to the SSLA may choose to make loans to us in the future. Any lender may elect not to participate in any future fundings at any time without penalty. As of September 30, 2011, we could request up to $102.7 million in additional funds and remain in compliance with the terms of the SSLA. No lender, however, has any contractual obligation to lend us these additional funds.

        As of September 30, 2011, the lenders have indicated a willingness to participate in fundings up to an aggregate of $319.2 million during the next 12 months, including $214.5 million which is currently outstanding. In addition, we have borrowings of $14.9 million which need to be repaid from withdrawing banks who had previously participated in the SLA.

        The aggregate notional balance outstanding under amortizing notes was $214.5 million and $210.7 million at September 30, 2011 and 2010, respectively. Interest on the amortizing notes is fixed at 270 basis points over the 90-day moving average of like-term treasury notes when issued. The interest rate for notes created after June 12, 2009 may not be less than 6.25%; prior to June 12, 2009 the interest rate was variable. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. There were 370 and 338 amortizing term notes outstanding at September 30, 2011 and 2010, respectively, with a weighted-average interest rate of 6.19% and 6.39%, respectively. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average aggregate outstanding principal amount of all amortizing notes held by the lenders. We paid our lenders $0.6 million in uncommitted availability fees for fiscal 2011 and 2010.

        Advances outstanding under the revolving credit line were zero and $21.4 million at September 30, 2011 and 2010, respectively. When a lender elects not to participate in future fundings, any existing borrowings from that lender under the revolving credit line are payable in 12 equal monthly installments. Interest on borrowings under the revolving credit line is payable monthly and is based on prime or 5.00%, whichever is greater. Interest on borrowings was 5.00% at September 30, 2011 and 2010, respectively.

        Substantially all of our assets secure this debt under the SSLA. The SSLA also limits, among other things, our ability to (1) incur additional debt from the lenders beyond that allowed by specific financial ratios and tests, (2) borrow or incur other additional debt except as permitted in the SSLA, (3) pledge assets, (4) pay dividends, (5) consummate certain asset sales and dispositions, (6) merge, consolidate or enter into a business combination with any other person, (7) pay fees to MCFC each year except as provided in the SSLA, (8) purchase, redeem, retire or otherwise acquire any of our outstanding equity interests, (9) issue additional equity interests, (10) guarantee the debt of others without reasonable compensation and only in the ordinary course of business or (11) enter into agreements with our affiliates.

        Under the SSLA, we are subject to certain financial covenants that require that we, among other things, maintain specific financial ratios and satisfy certain financial tests. In part, these covenants require us to: (1) maintain an allowance for credit losses equal to or greater than the allowance for credit losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 5.25% of our consolidated net receivables, unless otherwise required by GAAP, (2) limit our senior indebtedness as of the end of each quarter to not greater than four times our tangible net worth, (3) maintain a positive net income in each fiscal year, (4) limit our senior indebtedness as of the end of each quarter to not greater than 80% of our consolidated receivables, and (5) maintain a consolidated total required capital of at least $75 million plus 50% of the cumulative positive net income earned by us during each of our fiscal years ending after September 30, 2008, which is approximately $98.5 million as of September 30, 2011. Any part of the 50% of positive net income not distributed by us as a dividend for any fiscal year within 120 days after the last day of such fiscal year must be added to our consolidated total required capital and may not be distributed as a dividend or otherwise. No part of the consolidated total required may be distributed as a dividend.

        We may not make any payment to MCFC in any fiscal year for services performed or reasonable expenses incurred in an aggregate amount greater than $750,000 plus reimbursable expenses in 2011 compared to $735,000 in 2010. Such amount may be increased on each anniversary of the SSLA by the percentage increase in the CPI published by the United States Bureau of Labor for the calendar year than most recently ended. The breach of any of these covenants could result in a default under the SSLA, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. As of September 30, 2011, we were in compliance with all loan covenants.

        Once an event of default has occurred, the Agent has the right, on behalf of all holders of the Senior Debt, to immediately take possession and control of the collateral. When the Agent notifies us of an event of default, the interest rate on all Senior Debt will automatically increase to a default rate equal to 2% above the interest rate otherwise payable on such Senior Debt. The default rate will remain in effect so long as any event of default has not been cured.

        In connection with the execution of the SSLA, MCFC entered into an Unlimited Continuing Guaranty. MCFC guaranteed the Senior Debt and accrued interest in accordance with the terms of the Unlimited Continuing Guaranty. Under the Unlimited Continuing Guarantee, MCFC also agreed to indemnify the lenders and the Agent for all reasonable costs and expenses (including reasonable fees of counsel) incurred by the lenders or the Agent for payments made under the Senior Debt that are rescinded or must be repaid by lenders to us. If MCFC is required to satisfy any of borrowers' obligations under the Senior Debt, the lenders and the Agent will assign without recourse the related Senior Debt to MCFC.

        Concurrently, in connection with the execution of the SSLA, MCFC entered into a Negative Pledge Agreement in favor of the Agent. Under the Negative Pledge Agreement, MCFC represented that it will not pledge, sell, assign or transfer its ownership of all or any part of the issued and outstanding capital stock of PFS and will not otherwise or further encumber any of such capital stock beyond the currently existing negative pledge thereof in favor of Branch Banking and Trust Company, a North Carolina banking corporation headquartered in Winston-Salem, North Carolina ("BB&T"). Once the pledge of the capital stock of PFS to BB&T is terminated, MCFC will pledge all of its capital stock in PFS to the Agent for the benefit of the lenders to secure payment of all Senior Debt.

        In the third quarter of fiscal 2010, we amended the SSLA to allow additional banks to become parties to the SSLA under a modified non-voting role. We have identified each lender that has voting rights under the SSLA as "voting bank(s)" and lenders that do not have voting rights under the SSLA, as "non-voting bank(s)". While all voting and non-voting banks have the same rights to the collateral and are party to the same terms and conditions of the SSLA, all of the non-voting banks acknowledge and agree that they have no right to vote on any matter nor to prohibit or hinder any action by us, or the voting banks. As of September 30, 2011, we had 22 non-voting banks from which we initially borrowed $44.5 million compared to 10 non-voting banks and initial borrowings of $19.8 as of September 30, 2010. The amortized balance of these notes as of September 30, 2011 and 2010 was $36.8 million and $19.4 million, respectively.

        The following table sets forth a three-year history of the total borrowings and availability under the SSLA and the former Senior Lending Agreement:

	As of and for the Year Ended September 30,
	Actual September 30, 2011	Pro forma(1) September 30, 2011	September 30, 2010	September 30, 2009
Revolving credit line:
Total facility	$40,000	$40,000	$30,500	$32,500
Balance at end of period	—	14,100	21,373	20,770
Maximum available credit(2)	40,000	25,900	9,127	11,730
Term notes(3):
Voting banks	$227,500	$227,500	$183,000	$183,726
Withdrawing banks	14,852	14,852	34,314	53,162
Non-voting banks	36,823	36,823	19,391	—

Total facility	$279,175	$279,175	$236,705	$236,888
Balance at end of period	214,491	214,491	210,668	221,187
Maximum available credit(2)	64,684	64,684	26,037	16,098
Total revolving and term notes(3):
Voting banks	$267,500	$267,500	$213,500	$216,226
Withdrawing banks	14,852	14,852	34,314	53,162
Non-voting banks	36,823	36,823	19,391	—

Total facility	$319,175	$319,175	$267,205	$269,388
Balance at end of period	214,491	228,591	232,041	241,957
Maximum available credit(2)	102,714	90,584	35,164	27,431
Credit facility available(4)	104,684	90,584	35,164	27,828
Percent utilization of voting banks	61.60%	66.14%	83.53%	87.31%
Percent utilization of the total facility	67.20%	71.62%	86.84%	89.67%

(1)
Total facility pro forma assumes the early allotment payments received September 30, 2011 that were due October 1, 2011.

(2)
Maximum available credit assumes proceeds in excess of the amounts shown below under "Credit facility available" are used to increase qualifying finance receivables and all terms of the SSLA are met, including maintaining a senior indebtedness to consolidated net receivable ratio of not more than 80.0%.

(3)
Includes 48-month amortizing term notes.

(4)
Credit available is based on the existing asset borrowing base and maintaining a senior indebtedness to consolidated net notes receivable ratio of not more than 80%. Does not include withdrawing banks.

        Subordinated Debt—Parent.    In the second quarter of fiscal 2010, we amended our SSLA to convert the parent note from a term facility to a revolving line of credit. Funding on this line of credit is provided as needed at our discretion and dependent upon the availability of our parent with a maximum principal balance of $25.0 million. Interest is payable monthly and is based on prime or 5.0%, whichever is greater. As of September 30, 2011, the outstanding balance under this facility was zero.

        Investment Notes.    We fund certain capital and financial needs through the sale of investment notes. These notes have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these notes at any time upon 30 days' written notice. On January 28, 2011, the Securities and Exchange Commission ("SEC") declared effective our registration statement on Form S-1 (Amendment No. 1) registering $50 million of investment notes. We filed our final prospectus and prospectus supplement containing certain pricing information on January 31, 2011and February 1, 2011 respectively. We began offering these investment notes on February 2, 2011. As of September 30, 2011, we had outstanding $59.7 million (with accrued interest), of which $7.6 million is from our recent offering. The amount includes a $0.4 million purchase adjustment relating to fair value adjustments recorded as part of the Transaction. These notes had a weighted average interest rate of 9.12% as of September 30, 2011.

        Dividends From Subsidiaries.    Our reinsurance subsidiary is subject to the laws and regulations of the state of Nevada which limit the amount of dividends our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. In the past, these regulations have not had a material impact on our reinsurance subsidiary or its ability to pay dividends to us. We do not expect these regulations will have a material impact on our business or the business of our reinsurance subsidiary in the future.

Impact of Inflation and General Economic Conditions

        Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. A significant and sustained increase in interest rates could unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on military loans and retail installment contracts and interest rates paid under our SSLA and investment notes. Inflation also may negatively affect our operating expenses. With the ongoing strains in the financial markets, we see liquidity, capital and earnings challenges for some lenders in our credit group which may reduce their ability to participate in the credit or may cause a decrease in their willingness to lend at the current levels. In addition, we have borrowings of $14.9 million from withdrawing banks who previously participated in the SLA. See "Liquidity and Capital Resources."

Critical Accounting Policies

        General.    Our accounting and reporting policies are in accordance with GAAP and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the Consolidated Financial Statements. Critical accounting policies require management to make estimates and assumptions, which affect the reported amounts of assets, liabilities, income and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position and results of operations.

        Allowance for Credit Losses and Provision for Credit Losses.    We consider our policy regarding the allowance and resulting provision for credit losses to be our most important accounting policy due to the significant degree of management judgment applied in establishing the allowance and the provision.

        We utilize a statistical model which incorporates both historical and prospective estimates to better forecast probable losses or credit risk trends to determine the appropriate amount of allowance for credit losses.

        We evaluate the finance receivable portfolio quarterly. Our portfolio consists of a large number of relatively small, homogenous accounts. No account is large enough to warrant individual evaluation for impairment. We consider numerous qualitative and quantitative factors in estimating losses in our finance receivable portfolio, including the following:

  •
  Prior credit losses and recovery experience

  •
  Current economic conditions

  •
  Current finance receivable delinquency trends

  •
  Demographics of the current finance receivable portfolio

        We also use several ratios to aid in the process of evaluating prior finance receivable loss and delinquency experience. Each ratio is useful, but each has its limitations. These ratios include:

  •
  Delinquency ratio—finance receivables 60 days or more past due as a percentage of finance receivables

  •
  Allowance ratio—allowance for finance receivable losses as a percentage of finance receivables

  •
  Charge-off ratio—net charge-offs as a percentage of the average of finance receivables at the beginning of each month during the period

  •
  Charge-off coverage—allowance for finance receivable losses to net charge-offs

        In addition to these models, we exercise our judgment, based on our experience in the consumer finance industry, when determining the amount of the allowance credit losses. We consider this estimate to be a critical accounting estimate that affects its net income in total and the pretax operating income of our business. See "Management Discussion and Analysis of Financial Conditions and Results of Operations—Credit Loss Experience and Provision for Credit Losses."

        Goodwill and Other Intangible Assets.    Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as purchases. Other intangible assets represent other identifiable assets. Goodwill is not amortized over an estimated useful life, but rather tested at least annually for impairment. Intangible assets other than goodwill, which are determined to have finite lives, continue to be amortized on straight-line or accelerated bases over their estimated useful lives. Recoverability of these assets is assessed only when events have occurred that may give rise to impairment.

        The provisions of Accounting Standard Codification ("ASC") 350 require that a two-step impairment test be performed on goodwill. We have one reporting unit. In the first step, we compare the fair value of our reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to the reporting unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If upon completing the second step of the impairment test the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

        The fair value of our reporting unit was determined using the income approach and the market approach. The income approach is a valuation technique whereby we calculate the fair value the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data. The market approach is a valuation technique whereby we calculate the fair value the reporting unit by comparing it to publicly traded companies in similar lines of business or to comparable transactions or assets.

        Management evaluated our goodwill at September 30, 2011, and determined that there was no impairment as the estimated fair value substantially exceeded the carrying value.

Contractual Obligations

        We have the following payment obligations under current financing arrangements as of September 30, 2011:

		Payments Due By Period
Contractual obligations:	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Debt	$273,833	$104,564	$145,085	$13,421	$10,763
Interest on debt(1)	18,690	6,818	9,666	1,224	982

Total contractual cash obligations	$292,523	$111,382	$154,751	$14,645	$11,745

(1)
Interest on long term debt is calculated using the weighted average interest rate of 6.19% for amortizing term notes and 9.12% for investment notes as of September 30, 2011.

Amount of Commitment Expiration Per Period
Other commercial commitments:	Total Amounts Committed	Less than 1 year	1 - 3 years	4 - 5 years	Over 5 years
Lines of credit	$—	$—	$—	$—	$—
Interest on lines of credit	—	—	—	—	—

Total lines of credit	$—	$—	$—	$—	$—

(1)
Interest on lines of credit is calculated using the fixed rate of 5.00% as of September 30, 2011.

Impact of New and Emerging Accounting Pronouncements Not Yet Adopted

        The FASB recently issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and International Financial Reporting Standards ("IFRS"), to substantially converge the guidance in GAAP and IFRS on fair value measurements and disclosures.

        The amended guidance changes several aspects of the fair value measurement guidance in FASB ASC 820, Fair Value Measurement, including the following provisions:

  •
  Application of the concepts of highest and best use and valuation premise

  •
  Introduction of an option to measure groups of offsetting assets and liabilities on a net basis

  •
  Incorporation of certain premiums and discounts in fair value measurements

  •
  Measurement of the fair value of certain instruments classified in shareholders' equity

        In addition, the amended guidance includes several new fair value disclosure requirements, including, among other things, information about valuation techniques and unobservable inputs used in

Level 3 fair value measurements and a narrative description of Level 3 measurements' sensitivity to changes in unobservable inputs. Some of the new disclosures are not required for nonpublic entities.

        The amended guidance must be applied prospectively and is effective for all entities in 2012.

        The FASB recently issued ASU 2011-05 which amends ASC 220 Financial reporting of other comprehensive income for public and private companies. The objective is to improve consistency and transparency of items reported in other comprehensive income by reporting changes in stockholder's equity in a single continuous statement of comprehensive income or in two separate, but consecutive statements. As it pertains to PFS, other comprehensive income will be removed from Statement of Stockholder's Equity and reported as one of these statement types.

        In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment ("ASU 2011-08"). The amendments in ASU 2011-08 will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We are currently evaluating the impact of ASU 2011-08 on our goodwill impairment testing process.

        Pioneer will comply with these changes in fiscal year 2012.

BUSINESS

General

        Pioneer Financial Services, Inc. ("PFS") is a wholly owned subsidiary of MidCountry Financial Corp., a Georgia corporation ("MCFC"). PFS, with its wholly owned subsidiaries (collectively "we," "us," "our" or the "company"), purchases consumer loans and retail installment contracts, on a worldwide basis, made exclusively to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees. We plan to hold these consumer loans and retail installment contracts until repaid.

        We purchase consumer loans and retail installment contracts primarily from two different sources. Our largest source of consumer loans is the Military Banking Division ("MBD") of MidCountry Bank ("MCB"), a federally chartered stock savings association and wholly owned subsidiary of our parent, MCFC. MBD originates these through a network of loan production offices and via the Internet. Military families use these loan proceeds to purchase consumer goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.

        We are not associated with, nor are we endorsed by, the U.S. military or U.S. Department of Defense. However, we do seek to maintain a positive, supportive relationship with the military community.

        As of December 23, 2011, Thomas H. Holcom, Jr., Chairman of the Board of Directors and Chief Executive Officer, Laura V. Stack, Chief Financial Officer and Joseph B. Freeman, President and Chief Operating Officer were our executive officers and are responsible for our policy-making decisions. None of these officers are compensated by us. Each of these officers is an employee and officer of MBD. MBD and MCFC provide compensation and remuneration for services to these executive officers and all the employees of MBD. We pay fees to MBD for management and record keeping services.

Lending and Servicing Operations

  Primary Supplier of Loans

        We have retained MBD as a primary supplier of loans. We entered into a Loan Sale and Master Services Agreement ("LSMS") with MBD whereby we purchase loans originated by MBD and MBD services these loans on our behalf. Under the LSMS Agreement, MBD uses our underwriting criteria (which was developed from our past customer credit repayment experience and is periodically revalidated based on current portfolio performance). These criteria require the following:

  •
  All borrowers must be active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.

  •
  All potential borrowers must complete standardized credit applications either in person at one of MBD's loan production offices or online via the Internet.

  •
  A thorough review must be conducted on all applicants' military service history. This includes verification of status including rank and credit history using major credit reporting. Other review procedures may be conducted as deemed necessary.

  •
  Loan repayment terms must generally be structured to repay the entire loan prior to the customer's estimated separation from the military.

        To the extent MBD originates loans under these underwriting criteria; we have the exclusive right to purchase such loans. Loans purchased from MBD and those previously originated by us are referred to as "military loans." See "Risk Factor—MBD may modify underwriting and servicing standards and does not have to lend to the traditional customers who meet our business model and lending guidelines, which may materially adversely affect our business operations, cash flow, and results of operations, financial condition and profitability."

  Loan Purchasing

        Generally.    We have more than 20 years of experience in underwriting, originating, monitoring and servicing consumer loans to the military market and have developed a deep understanding of the military and the military lifestyle. Through this extensive knowledge of our customer base, we developed a proprietary scoring model that focuses on the unique characteristics of the military market, as well as traditional credit scoring variables which are currently utilized by MBD when originating loans in this market. We incorporated the proprietary underwriting guidelines and scoring model into our loan origination system to facilitate auto-decisioning and risk-based pricing on our loans.

        For the loans we purchase, MBD uses our proprietary underwriting guidelines and scoring model when it originates loans. Under these guidelines, in evaluating the creditworthiness of potential customers, MBD primarily examines the individual's debt to income ratio, discretionary income, military rank, time served in the military and prior credit experience. Loans are limited to amounts that the customer could reasonably be expected to repay from discretionary income. Loan repayment terms are generally structured to repay the entire loan prior to the customer's estimated separation from the military. However, when we purchase loans from MBD, we cannot predict when or whether a customer may unexpectedly leave the military or when or whether other events could occur which result in not being repaid prior to a customer's departure from the military. In general, the majority of finance receivables we own are under $10,000, repayable in equal monthly installments and have terms no longer than 48 months.

        A risk in all consumer lending and retail sales financing transactions is the customer's unwillingness or inability to repay obligations. Unwillingness to repay is usually evidenced by a consumer's historical credit repayment record. An inability to repay occurs after initial credit evaluation and funding and usually results from lower income due to early separation from the military or reduction in rank, major medical expenses, or divorce. Occasionally, these types of events are so economically severe that the customer files for protection under the bankruptcy laws. Standard underwriting guidelines are used at the time the customer applies for a loan to help minimize the risk of unwillingness or inability to repay. These guidelines were developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. MBD uses these guidelines to predict the relative likelihood of credit applicants repaying their obligation to us. We purchase loans made to consumers who fit our underwriting guidelines. The amount and interest rate of the military loan or retail sales finance transaction purchased are set by MBD or the retail merchant based upon our underwriting guidelines considering the estimated credit risk assumed.

        As a customer service, we consider purchasing a new loan from MBD for an existing borrower who has demonstrated a positive payment history with us and where the transaction creates an economic benefit to the customer after fully underwriting the new loan request to ensure proper debt ratio, credit history and payment performance. We will not purchase refinancings made to cure delinquency or for the sole purpose of creating fee income. Generally, we purchase refinancing of existing loans when a portion of the new loan proceeds is used to repay the balance of the existing loan and the remaining portion is advanced to the customer. Approximately 27.7% of military loans we purchased in fiscal 2011 were refinancings of prior existing loans.

        Military Loans Purchased from MBD.    We purchase military loans from MBD if they meet our lending guidelines. We have given MBD rights to our lending guidelines and extensive experience with lending to the military marketplace. Pursuant to the LSMS, we transferred rights to our underwriting model and lending system to MBD; however, we retained ownership of this model and the lending system. Using our model and system, MBD originates these loans directly through its loan production offices and over the Internet. Military contracts generally have maximum terms of 48 months and average origination amount of $3,500.

        Retail Installment Contracts.    We purchase retail installment contracts that meet our quality standards and return on investment objectives from approximately 392 active retail merchant locations. Retail installment contracts are finance receivable notes generated during the purchase of consumer goods by active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. These customers have demonstrated an apparent need to finance a retail purchase and a willingness to use credit. We generally acquire these contracts without recourse to the originating merchant. However, reserve agreements with many retail merchants allow us to withhold funds from the merchant's proceeds to create reserves to be used in the event a customer defaults and the loan is deemed uncollectible. Retail installment contracts generally have maximum terms of 48 months and average origination amount of $2,400.

  Management and Record Keeping Services

        MBD provides management and record keeping services in accordance with the LSMS. For these management and record keeping services, we pay MBD a monthly fee in an amount equal to .70% (8.4% annually) of the outstanding principal balance of the military loans and retail installment contracts serviced as of the last day of each month. The fee may be adjusted annually on the basis of the annual increase or decrease in the Consumer Price Index ("CPI"). Also, as part of its compensation for performing these management and recording keeping services, MBD retains all ancillary revenue, including late charges and insufficient fund fees, associated with these loans and retail installment contracts. For these services, we also pay MBD an annual fee of $33.86 for each military loan and retail installment contract owned by us at the end of the prior fiscal year. The annual fee is paid in monthly installments. This fee is adjusted annually on the basis of the annual increase or decrease in the CPI.

        To facilitate MBD's servicing of the military loans and retail installment contracts, we have granted MBD (i) the non-exclusive rights to use certain intellectual properties, including our trade names and service marks, and (ii) the right to use our Daybreak system and related hardware and software. We have also granted MBD non-exclusive rights to market additional products and services to our U.S. military borrowers. We retain all other borrower relationships.

Credit Loss Experience

        We closely monitor portfolio delinquency and loss rates in measuring the quality of our portfolio and the potential for ultimate credit losses. We attempt to control customer delinquencies through careful evaluation of the loans we purchase and credit history at the time the loan is originated and we continue this evaluation during the time MBD services the loan, including through collection efforts after charge-off has occurred.

Debt Protection Product

        In June of 2010, MBD began offering a debt protection product to our customers. This product replaced the credit insurance products we previously offered to customers. If our customers are killed, injured, divorced, unexpectedly discharged or have not received their pay, our subsidiary will have payment obligations. The liability we establish for possible claims related to debt protection operations and the corresponding charges to noninterest income, net to maintain this amount are evaluated annually. See "Management Discussion and Analysis of Financial Condition and Results of Operations—Sources of Income—Non- Interest Income."

Reinsurance Operations

        Prior to June 2010, one of our wholly owned subsidiaries reinsured substantially all of the credit life and credit accident and health insurance policies sold by MBD on behalf of Assurant, an unaffiliated insurance carrier. This line of business provided us with an additional source of income from the earned reinsurance premiums. If a customer is killed, injured or becomes ill, including during war, our subsidiary will have payment obligations. The liability we may have for possible losses related to our reinsurance operations and the corresponding charges to our income to maintain this amount are immaterial to our overall business. See "Management Discussion and Analysis of Financial Condition and Results of Operations—Sources of Income—Non- Interest Income." In June 2010, MBD ceased selling reinsurance products.

  General

        MBD and retail merchants who originate military loans and retail installment contracts are subject to extensive regulation, supervision and licensing by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and other state and federal agencies. Failure to comply with these requirements can lead to, among other sanctions, termination or suspension of licenses, consumer litigation and administrative enforcement actions. If MBD cannot make loans or dealers are unable to finance active-duty or career retired U.S. military personnel and U.S. Department of Defense employees, this will materially adversely impact our business, results of operations and cash flow. See "Risk Factors—MBD and retail merchants are subject to many laws and governmental regulations, and loss of licenses or any changes in these laws or regulations may materially adversely affect our results of operations, cash flow, financial condition and business operations." Also as a wholly owned subsidiary of MCFC, a thrift holding company, we are subject to oversight by the Federal Reserve. See "Risk Factors—Potential regulatory changes may impact the lending practices of our vendors requiring us to make changes to our business model."

  Financial Reform Regulations

        The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law on July 21, 2010 and many provisions became effective on July 21, 2011. This financial reform law has changed the current bank regulatory environment and has affected the lending, deposit, investment, trading and operating activities of financial and depositary institutions and their holding companies and affiliates. See "Risk Factors—Financial reform legislation recently enacted by Congress has, among other things, eliminated the Office of Thrift Supervision, increased capital requirements, created a new Consumer Financial Protection Bureau and resulted in many new laws and regulations that will continue to increase our future costs of operations."

  Reinsurance Regulations

        Our reinsurance subsidiary is subject to laws and regulations of the insurance authorities in the State of Nevada. These regulations cover such matters as its capitalization, reserve requirements, affiliate transactions, and permitted investments. They also place restrictions on the amount of dividends that the reinsurance subsidiary can pay to us and requires us to maintain a certain capital structure. As of September 30, 2011, the reinsurance subsidiary had the ability to pay us up to $3.8 million in dividends pursuant to these laws and regulations.

  Other Regulations

        Once we purchase finance receivables, we are obligated to comply with the Gramm-Leach-Bliley Act (the "GLB Act"), which was signed into law at the end of 1999 and contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the FTC, have issued final regulations to implement the GLB Act. These restrictions fall into two basic categories.

First, we must provide various notices to customers about privacy policies and practices. Second, the GLB Act restricts us from disclosing non-public personal information about the customer to non-affiliated third parties, with certain exceptions. If we violate this law, regulators may require us to discontinue disclosing information improperly and in certain circumstances, customers may have a private right of action if such disclosure is made without the consent of the customer. We believe we have prepared the appropriate consumer disclosures and internal procedures to address these requirements. We are also subject to federal and state securities and disclosure laws and regulations.

  Compliance

        We have procedures and controls in place to monitor compliance with numerous federal and state laws and regulations and believe we are in compliance with such laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or because of a result of unintended errors, we may, from time to time, inadvertently violate these laws and regulations. If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult. Furthermore, changes in these laws and regulations could require changes in the way we conduct our business and we cannot predict the impact such changes would have on our profitability, if at all.

        MBD and the retail merchants who originate military loans and retail installment contracts purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. If retail merchants fail to comply with these statutes and regulations, consumers may have rights of rescission and other remedies. In such cases, we have rights under our agreement with these merchants to require the merchant to repurchase the related retail installment contracts and to pay us for any damages we may incur or litigation costs, including attorney's fees and costs. However, if we are unable to enforce our agreement with the merchant, resulting consumer recession rights and remedies could have an adverse effect on our business, results of operation, financial condition and cash flow.

Employee Relations

        MBD employees perform services for us and we pay management and record keeping services fees to MBD. We had no employees as of September 30, 2011. We do employ certain consultants on a contract basis.

Properties

        As of September 30, 2011, we do not own any property.

Legal Proceedings

        We are subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on our financial position or results of operations.

Availability of Reports, Certain Committee Charters and Other Information

        We generally do not make our Securities and Exchange Commission ("SEC") public filings available on our website, www.investpioneer.com. We have this information available in an extensible business reporting language ("XBRL"), on our website as required.

        The SEC maintains an internet site at www.sec.gov that contains reports and other information regarding us. We will also provide printed copies of all our SEC filings to any investors upon request to Pioneer Financial Services, Inc., 4700 Belleview Ave, Suite 300, Kansas City, Missouri 64112, Attention: Investments.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

        The following table sets forth information regarding directors and executive officers as of December 23, 2011:

Name	Age	Position
Thomas H. Holcom, Jr.	65	Chief Executive Officer and Chairman
Laura V. Stack	49	Chief Financial Officer, Treasurer, Asst. Secretary and Director
Joseph B. Freeman	41	President, Chief Operating Officer and Director
Robert F. Hatcher	70	Director

        For each member of our executive team and member of our Board, we set forth below information regarding such member's business experience and the specific experience, qualifications, attributes and/or skills which, in the opinion of our Board, qualifies this person to serve as a director and are likely to enhance our Board's ability to manage and direct our business and affairs. The information in this section should not be understood to mean that any of the director is an "expert" within the meaning of the federal securities laws.

        Since June 2007, Thomas H. Holcom, Jr. has served as the Chief Executive Officer and as of December 2011, he became the chairman of the board of directors of PFS. Mr. Holcom has been associated with PFS since 1985 when he joined as the Chief Financial Officer. He was named Chief Operating Officer in September 2000 and promoted to Chief Executive Officer in May 2007. Prior to joining PFS, Mr. Holcom spent 19 years with a regional bank with assets over $1 billion and rose to the level of Executive Vice President. His career has encompassed strategic planning, corporate finance, consulting, investments, risk management and marketing. He serves in leadership positions on the boards of numerous professional and civic organizations. As such, Mr. Holcom has a deep knowledge and understanding of the industry and market in which we operate, our goals and objectives and related strategies to achieve such goals and objectives, the financials concerns and challenges we face and significant experience in the management and operations of finance companies.

        Since June 2007, Laura V. Stack has served as PFS's Chief Financial Officer, Treasurer and Secretary. She has been a member of Board of Directors since January 12, 2010 and a member of our Audit Committee and the Audit Committee Financial Expert since December 2010. Prior to that most recently, Ms. Stack was Director of Corporate Finance and previously held the position of Controller for PFS. Ms. Stack joined PFS in 1999, after serving as Vice-President for a financial services firm with responsibilities for accounting, cash management, financial/regulatory reporting, consolidating-corporation budget and auditing. Ms. Stack serves on the board of directors for the charitable organization, Friends of Alvin Ailey. As such, Ms. Stack has accounting experience and knowledge about public companies, the financials concerns and challenges faced in our industry, our regulatory environment and significant experience in financial reporting of finance companies to the SEC and our lenders.

        Joseph B. Freeman is the President and Chief Operating Officer. He was named to that position, succeeding Mr. Holcom in 2010. He also became the Chief Operating Officer succeeding Mr. Holcom in July 2007 when Mr. Holcom became Chief Executive Officer in connection with the Transaction. Prior to that Mr. Freeman held the dual role of Chief Strategy Officer and Chief Lending Officer. Since 2010, Mr. Freeman has served on the Board of Directors and Audit Committee for PFS. He joined PFS in 2002 after serving as President of a successful Internet Marketing Company that helped clients align their marketing efforts with operations, ROI initiatives and strategic objectives. Mr. Freeman has considerable business experience in accounting, operations, consulting, and marketing. His community and philanthropic activities span a wide breadth of Kansas City organizations and universities. As such, Mr. Freeman has management and operational oversight experience of finance companies. As a former manager for Deloitte, our registered accounting firm, he has accounting experience for public companies and understands the regulatory environment in which we operate.

        Robert F. Hatcher has served as a member of the board of directors since January 2010. Mr. Hatcher is President and Chief Executive Officer of MidCountry. Mr. Hatcher was the President of First Liberty Bank from 1988 until 1990 and President and Chief Executive Officer of that bank and its parent, First Liberty Financial Corp., from 1990 until its merger with BB&T in 1999. Prior to joining First Liberty, Mr. Hatcher served in various positions with Trust Company Bank (now SunTrust) for 27 years. He has been a director of MidCountry since 2002. Mr. Hatcher has management and financial experience as a chief executive officer of a financial services company. He also has oversight and corporate governance experience as a current member and former chairman of the Board of Regents of the University System of Georgia and a current and former director of various corporate and nonprofit entities.

Director Compensation, Composition and Committees

        We have no outside directors and do not pay separate compensation for serving as a director.

        We are a wholly-owned subsidiary of MCFC. In view of this, the small size of our board of directors ("Board") and that we do not have publicly traded equity securities that would be subject to exchange listing requirements, we do not have a separate standing nominating committee or compensation committee. The functions which are normally performed by those committees are performed by our board of directors as a whole. Our board has formed an audit committee, consisting of two members of our board of directors, Laura V. Stack and Joseph B. Freeman. Ms. Stack has been appointed the chair of the audit committee and is an audit committee expert. The designation of a person as an "audit committee financial expert", within the meaning of the rules under Section 407 of the Sarbanes-Oxley Act of 2002, shall not impose any greater responsibility or liability on that person than the responsibility and liability imposed on such person as a member of the audit committee, nor shall it decrease the duties and obligations of other audit committee members or the board. The audit committee does not have a separate charter. In recognition of the expertise and experience of the audit committee of MCFC, our audit committee relies and expects to continue to rely heavily on MCFC's audit committee in fulfilling the functions of an audit committee. Our executive officers and directors are subject to our Code of Ethics, a copy of which may be obtained at no charge from us upon written request.

COMPENSATION DISCUSSION AND ANALYSIS

        This compensation discussion and analysis ("CD&A") describes the material elements of compensation awarded to, earned by, or paid to each of our Principal Executive Officer (referred to in this CD&A as our "Chief Executive Officer") and Principal Financial Officer (referred to in this CD&A as our "Chief Financial Officer") and other executive officers for all services rendered by these officers in all capacities to us. During the last completed fiscal year, our named executive officers and other executive officers have been employed by MBD. The Chief Executive Officer provides less than 50% of his services to PFS. The Chief Financial Officer provides over 50% of services to PFS. The other executive officers provide less than 50% of services to us. Other than our Chief Executive Officer, Chief Financial Officer, and President and Chief Operating Officer none of our executive officers earned or were paid or awarded compensation equal to or greater than $100,000 for services provided to us in any capacity. Beginning on June 1, 2007, in connection with the Transaction, we have provided no compensation to any of our executive officers. As disclosed under "Management Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," we pay MBD various fees for services to us. All compensation for the named and other executive officers is paid by MBD and determined by the Compensation Committee of MCFC (the "Compensation Committee").

        The purpose of this analysis is to summarize the philosophical principles, specific program elements and other factors considered in making decisions about executive compensation. Our compensation discussion and analysis focuses on the information for primarily the last completed fiscal year contained in the tables and related footnotes and other narrative which follow this discussion, but we also describe compensation actions taken before or after the last completed fiscal year to the extent it enhances the understanding of our executive compensation disclosure.

MCFC Compensation Committee's Responsibilities

        The board of directors of MCFC (the "MCFC Board") established the MCFC Compensation Committee that is to be responsible for oversight of MCFC's executive compensation program, including stock grants, to ensure that MBD and MCFC provide the appropriate motivation to retain the key executives and employees and achieve superior corporate performance and stockholder value. The MCFC Compensation Committee is responsible for all matters dealing with executive officers and director's compensation including: annual incentive plans, employment contracts for executive officers, restricted stock unit awards, and stock option awards for eligible employees.

        The MCFC Compensation Committee is composed of three directors and meets approximately two to four times per year. Reports of the MCFC Compensation Committee's actions and recommendations are presented to the full MCFC Board after each meeting. In September 2010, the Compensation Committee engaged CBIZ Human Capital Services ("CBIZ"), an independent executive compensation consultant, to advise it on compensation matters for executive officers based on information provided to CBIZ by MCFC's management and CBIZ's independent research. A formal review of executive compensation is completed every two years by an independent executive compensation consultant.

Compensation Philosophy

        MCFC is a privately held company and its primary concerns are improving shareholder value for its shareholders and meeting our obligations to our investment noteholders. Accordingly, the guiding compensation philosophy of the MCFC Compensation Committee is to establish a compensation program that will enable the attraction, development, and retention of key executives and employees who are motivated to achieve excellent corporate performance, strong results of operations and cash flows and sustained long-term shareholder value. Furthermore, the pay practices we have in place do not encourage employees to take inappropriate or excessive risks that would be potentially detrimental to our financial or operating results, our cash flow, our profits and the interests of our investment note holders.

Program Elements

        Our executive compensation program is composed of base salary, annual incentive and long-term incentive compensation. During fiscal year 2011, Joseph B. Freeman was named to the position of President, succeeding Thomas H. Holcom Jr. in that position. Accordingly, Mr. Holcom's responsibilities for PFS have decreased and Mr. Freeman's have increased. As a result of this change, the portion of Mr. Holcom's compensation attributable to his duties for PFS have declined and

Mr. Freemans have increased. The following table outlines the total compensation earned by, paid and awarded to, our named executive officers for services provided to us in any capacity.

Name and Principal Position	Year	Salary	Annual Incentive(1)	Restricted Stock Awards	All Other Compensation	Total Annual Compensation
Thomas H. Holcom Jr.
Chief Executive Officer	2011	$65,923	$42,777	$11,682	$6,723	$127,105
President and Chief Executive Officer	2010	$76,731	$64,479	$14,768	$3,327	$159,305
President and Chief Executive Officer	2009	$69,808	$40,838	$22,531	$7,161	$140,337
Laura V. Stack
Chief Financial Officer	2011	$85,217	$48,455	$—	$5,874	$139,547
Chief Financial Officer	2010	$82,023	$49,214	$—	$5,389	$136,625
Chief Financial Officer	2009	$78,591	$47,154	$—	$4,294	$130,039
Joseph B. Freeman
President and Chief Operating Officer	2011	$58,950	$38,401	$3,704	$4,743	$105,798
Chief Operating Officer	2010	$46,177	$34,628	$3,608	$2,692	$87,105
Chief Operating Officer	2009	$41,660	$33,745	$5,557	$1,952	$82,914

(1)
Annual incentives earned are paid in the subsequent fiscal year.

Base Salary

        The MCFC Compensation Committee sets base salaries after considering an individual's responsibilities, experience and overall job performance. In September 2010, the MCFC Compensation Committee reviewed the competitiveness of base compensation as compared to a third party peer group. Base salaries for executive officers are targeted to the midpoint of the peer group.

        The third party peer group of companies consists of:

Company Name	Ticker	Assets (000,000)	Total Revenues (000,000)	2009 Net Income (000,000)	Return on Equity	Return on Assets	Return on Sales
Advance America, Cash Advance Center	AEA	$446.15	$647.7	$54.2	25.49%	12.15%	8.37%
CardTronics, Inc.	CATM	$460.40	$493.4	$5.3	(182.47)%	1.15%	1.07%
EZ Corp Inc—CLA	EZPW	$492.52	$597.5	$68.5	16.47%	13.90%	11.46%
First Cash Financial Services	FCFS	$256.29	$366.0	$41.9	19.70%	16.33%	11.44%
Green Dot Corp	GDOT	$123.27	$234.8	$37.2	340.45%	30.15%	15.83%
Nicholas Financial, Inc.	NICK	$214.14	$56.5	$10.9	11.15%	5.07%	19.24%
QC Holdings, Inc.	QCCO	$148.09	$220.6	$21.0	32.01%	14.17%	9.51%
Rewards Network, Inc.	DINE	$102.84	$108.6	$5.3	6.27%	5.18%	4.91%
White River Capital, Inc.	RVR	$140.96	$31.5	$4.9	4.91%	3.45%	15.46%
World Acceptance Corp	WRLD	$593.05	$438.7	$73.7	19.24%	12.42%	16.79%

        All executive officers are eligible for an annual merit increase to base salary, effective January 1st, based primarily on performance of job responsibilities and accomplishment of predetermined performance objectives. Job accomplishments are measured by a written performance appraisal which includes evaluating the key responsibilities of the position using five levels of defined performance ratings culminating in an overall job performance rating. Our Chief Executive Officer evaluates our other executive officers' performance. The Chief Executive Officer of MCFC evaluates our Chief Executive Officer's performance.

Annual Incentive

        MBD and MCFC provide our named executive officers with an annual opportunity to earn cash incentive awards through the Annual Incentive Plan (the "AIP"). Annual incentive compensation is paid in cash. The Compensation Committee's goal is to attain a combined base salary and annual incentive compensation to be that of the median to seventy-fifth percentile of the third party peer group identified above.

Incentive and Retention Plan Awards

	Threshold ($)	Target ($)	Maximum ($)
Thomas H. Holcom Jr.	$37,828	$90,786	$136,179
Laura V. Stack	$41,864	$62,796	$83,728
Joseph B. Freeman	$31,739	$47,609	$63,479

        For 2011, Mr. Holcom's annual incentive is based 30% on our operating earnings, 25% on the operating earnings of MCFC 20% on loan portfolio level, 10% on customer satisfaction measurement and 15% based on delinquency plus net charge-offs. To receive an incentive payment, the minimum performance objective must be achieved.

        For 2011, Ms. Stack's annual incentive is based 40% on our operating earnings combined with the operating earnings of MBD, 25% on the portfolio, full time equivalent ratio, 25% net charge off and 10% customer count. To receive an incentive payment, the minimum performance objective must be achieved.

        For 2011, Mr. Freeman's annual incentive is based 45% on our operating earnings of MCFC, 25% on loan portfolio level at year end and 20% on delinquency plus net charge-offs at year end. To receive an incentive payment, the minimum performance objective must be achieved.

Long Term Incentive

        MBD and MCFC provide our executive officers with a Long Term Incentive Plan ("LTIP") that annually grants restricted stock to officers that are nominated for the program based on earned annual cash incentive, if one is earned. The restricted stock awards vest 40% on the third anniversary of the grant date, 30% on the fourth anniversary of the grant date and 30% on the fifth anniversary of the grant date.

        The MCFC Compensation Committee reviews the third party peer group data provided by CBIZ to help it award long term incentives, which are competitive with our third party peer group.

	Option Awards		Restricted Stock Awards
Name	Number of Shares Acquired	Value Realized on Exercise ($)	Number of Shares Acquired	Value Realized on Vesting ($)
Thomas H. Holcom Jr.
May 31, 2011	—	$—	1,167	$—
December 1, 2010	6,250	—	2,167	14,602
May 31, 2010	—	—	1,167	6,535
December 1, 2009	11,250	—	2,167	8,233

Laura V. Stack
May 31, 2011	—	$—	—	$—
December 1, 2010	—	—	—	—
May 31, 2010	—	—	—	—
December 1, 2009	6,000	—	—	—

Joseph B. Freeman
May 31, 2011	—	$—	—	$—
December 1, 2010	—	—	550	1,202
May 31, 2010	—	—	400	2,241
December 1, 2009	5,250	—	550	2,088

Deductibility of Executive Compensation

        Section 162(m) of the Internal Revenue Code provides guidance on the deductibility of compensation paid to our five highest paid officers. MBD has taken the necessary actions to ensure the deductibility of payments under our annual and long-term performance incentive compensation plans. MBD and MCFC also intend to take the actions necessary to maintain the future deductibility of payments and awards under these programs.

Conclusion

        We are satisfied that the base salary, annual incentive plan and long-term incentive plan provided to our named executive officers by MBD and MCFC are structured to foster a performance-oriented culture. They create strong alignment with the long-term best interests of our shareholders and noteholders. Compensation levels are reasonable in light of services provided, executive performance, our performance and industry practices. Furthermore, the pay practices we have in place do not encourage employees to take inappropriate or excessive risks that would be potentially detrimental to our financial or operating results, our cash flow, our profits and the interests of our investment note holders.

Potential payments upon termination

        Assuming the employment of our named executive officer were to be terminated by the company without cause or by such executive with good reason as of September 30, 2011, the following individual would be entitled to payments as stipulated in the terms of his signed Employment Agreement.

Severance Benefits

	Average Base Salary(1)	Average Annual Incentive	Total
Thomas H. Holcom Jr.	$70,835	$47,347	$118,182
Joseph B. Freeman	54,784	40,149	94,933

(1)
Average amounts are based on the most current three years

        No severance payment is provided for any of the executive officers in the event of death, disability or retirement.

        Assuming the employment of our named executive officers were to be terminated due to death, disability or retirement after attaining age 65, restricted stock unit awards would automatically vest. If employment of the named executive officer is terminated because of death or disability, stock options may be exercised to the extent exercisable on the termination date. In the case of retirement after attaining age 65, stock options would become fully vested on the termination date. Upon all other terminations, the amounts in the AIP and LTIP would be forfeited.

REPORT OF THE COMPENSATION COMMITTEE

        Our Board serves as our Compensation Committee and has reviewed and with the assistance of the MCFC Compensation Committee reviewed and discussed the Compensation Discussion and Analysis presented above with management. Based on that review and discussion, our Board has recommended that the Compensation Discussion and Analysis be included in this annual report on Form 10-K.

By our Board; Tom H. Holcom, Laura V. Stack, Joseph B. Freeman, Robert F. Hatcher.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The members of the Board are set forth in the preceding section. During the past three fiscal years, none of our executive officers served on the MCFC Compensation Committee or any compensation committee (or equivalent) or the board of directors of another entity whose executive officer(s) served on the MCFC Compensation Committee. Our Board is our Compensation Committee.

CERTAIN TRANSACTIONS

        Our Chief Executive Officer, Thomas H. Holcom, Jr., and certain immediate family members own investment notes issued by us. Amounts held by these related parties totaled $785,461 and $554,074 at September 30, 2011 and 2010, respectively. These investment notes will mature in 2011 and 2012, and bear a weighted average interest rate of 7.22% as of September 30, 2011 and 7.81% as of September 30, 2010. Carol Jackson, a member of the MCFC Board of Directors, owns investment notes issued by us. Amounts held by her totaled $500,000 and zero at September 30, 2011 and 2010, respectively. These investment notes will mature in 2014 and bear a weighted average interest rate of 8.25% (See Note 9 to the consolidated financial statements).

        We entered into a LSMS Agreement with MBD in June 2009. Under the LSMS agreement, we buy certain military loans that MBD originates and receives management and record keeping services.

The following table represents the related party transactions associated with this agreement and other related transactions for the periods presented.

	As of and for the Year Ended
	2011	2010	2009
	(dollars in thousands)
Loan purchasing:
Loans purchase from MBD	$251,013	$240,872	$225,538

Management and record keeping services:
Monthly servicing (8.4% of outstanding principal)	$33,609	$31,324	$31,503
Monthly servicing ($33.86 for each loan owned prior fiscal year)	5,173	5,012	2,048
Fees paid in connection with MBD originations(*)	3,631	3,620	3,895

Total management and record keeping services	$42,413	$39,956	$37,446

Other transactions:
Tax payments	$13,727	$12,020	$9,607
Dividends paid to MCFC	8,845	10,561	3,518

Total other transactions	$22,572	$22,581	$13,125

(*)
$30.00 for each loan purchased.

        Our audit committee, with the assistance of the audit committee of the MCFC Board, reviews, approves or ratifies any related party transactions. The review includes the nature of the relationship, the materiality of the transaction, the related person's interest in the transaction and position, the benefit to us and the related party, and the effect on the related person's willingness or ability in making such determination to properly perform their duties here.

 PRINCIPAL SHAREHOLDERS

        As of December 23, 2011, MCFC, a Georgia corporation, owns one share of our common stock, which constitutes our only outstanding and issued share of common stock. We have no other class of capital stock authorized. The address of MCFC is 201 Second Street, Suite 950 (31201), P.O. Box 4164, Macon, Georgia 31208. MCFC has sole voting and investment power with respect to the share of our common stock set forth above. Neither our director nor any of our executive officers own any shares of our common stock.

DESCRIPTION OF INVESTMENT NOTES

  General

        The notes are being issued under a Second Amended and Restated Indenture dated as of December 29, 2009 ("indenture") between us and U.S. Bank National Association, as trustee. The indenture was originally executed on May 12, 2003 and was amended and restated in 2004 to reflect the change of the title of the securities from junior subordinated debentures to investment notes. In 2009, the indenture was amended and restated to reflect changes in our senior indebtedness, and the new SSLA and to facilitate the public offering of investment notes. No other substantive changes were made to the indenture. The indenture was filed as an exhibit to our registration statement filed on December 31, 2009. You can also obtain a copy of the indenture from us. Below, we have summarized certain parts of the indenture. The summary is not complete and you should read the indenture in its entirety for provisions that may be important to you. In the summary below, we have included references to the section number of the indenture provision that is summarized so you can easily locate these provisions. Capitalized terms used in this summary have the meanings specified in the indenture.

        The notes are unsecured obligations and are subordinate to all of our senior indebtedness and rank equal in payment with our junior subordinated debentures issued to Missouri residents only and all prior to November 1, 2002 and investment notes issued prior to December 31, 2010. See "—Subordination". Unless otherwise agreed upon, each note will have a term of not less than 12 months and not more than 120 months as determined by us and the holder at the time the note is purchased. (Section 2.2(b)). There is no sinking fund or similar provision for payment of the notes at maturity. We will pay maturing notes from our general funds. (Section 2.2(e)).

        The notes will be issued, without coupons, in any amount $10,000 or greater. (Section 2.2(a)). Under certain conditions discussed below, the notes automatically renew. We may redeem the notes prior to their maturity, but the holders have no right to redeem the notes prior to maturity. (Article 3). The notes will mature on the date specified on the note.

  Renewal

        The notes contain a renewal provision which effectively extends the maturity date of and resets the interest rate on the note upon maturity unless the holder requests repayment in writing. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount, which may be higher or lower than the interest rate on the original note. (Section 2.2(d)).

        At least 20 days prior to the maturity date of a note, we will send the note holder a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and a copy of the current prospectus for the notes. The notice will also state the place where the note may be surrendered for payment. (Section 2.2(d)).

        While we have the right to renew a note, we have no obligation to renew a note and may pay it in full upon maturity. So long as we have an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes. If we do not have an effective registration statement on file with the SEC and the securities commissioners of the states in which the notes are sold, we will pay the notes in full upon maturity. (Article 3).

  Subordination

        The payment of principal and interest on the notes is subordinated to all of our senior indebtedness, as described below. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of the senior indebtedness will be entitled to receive payment in full before the holders of the notes are entitled to receive any payment. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we or any of our subsidiaries may create, incur, assume or guarantee. As a result of these subordination provisions, upon default, holders of the notes may recover less than holders of our senior indebtedness. (Section 10.3).

        Under the indenture, our "senior indebtedness" means all outstanding indebtedness (present or future) created, incurred, assumed or guaranteed by us (and all renewals, extensions or refundings thereof), which is (a) not expressly subordinate or junior to any other indebtedness of us; (b) which is expressly subordinate and junior to the indebtedness described in clause (a) but not to any other of our indebtedness and (c) which is expressly subordinate and junior to the indebtedness described in clauses (a) and (b) but not to any other of our indebtedness. Senior indebtedness includes, but is not limited to, (x) the guarantee by us of any indebtedness of any other person (including, without limitation, our subordinated indebtedness of another person), unless such indebtedness is expressly subordinated to the notes, (y) any indebtedness to any of our subsidiaries, and (z) our indebtedness under the SSLA. Notwithstanding anything herein to the contrary, senior indebtedness does not include junior subordinated debentures, investment notes and money saver certificates issued prior to December 31, 2010, which in the aggregate was in the amount of $52,877,941, including outstanding principal and accrued interest, as of December 31, 2010.

        The notes sold in this offering will rank equally with each other, and with our outstanding junior subordinated debentures issued prior to November 1, 2002 and any investment notes purchased prior to December 31, 2010 and are subordinate and junior in rank, priority and right of payment to all of our senior indebtedness. (Section 2.2(e)).

        Nothing in the indenture prohibits us from entering into another indenture to issue other investment notes or securities which are senior to, have the same rights and obligations of, or are subordinate to the investment notes.

  Interest

        We may change the interest rates at which we offer notes from time to time based on market conditions, our financial requirements, the principal amount of the note and the term to maturity chosen by the purchaser, but no such change will affect the interest rate of any note purchased before the effective date of such change. Except as otherwise stated below, the interest rate applicable to the notes will be the rate set forth in the supplement to this prospectus in effect as of the date of the issuance of the note. Interest payable for any month or portion of a month will be computed on the basis of the number of days elapsed in a 360-day year or twelve 30-day months. (Section 2.2(c)).

        Interest on a note accrues from the date of issue, which is deemed to be the date we receive and accept proper documentation, including an executed subscription agreement, and appropriate funds, but only if they are received before 3:00 p.m. on a business day. If we receive the documents and funds on a non-business day or after 3:00 p.m. on a business day, then the date of issue will be deemed to be the next business day. For this purpose, business days are Monday through Friday, except for Missouri legal holidays. (Sections 1.1 and 2.2(c)).

        We will pay or compound interest on the notes annually, at the election of the note holder. We will pay interest on compounded interest at the same rate paid on the underlying principal. Holders of notes in principal amounts of $10,000 or more may, in return for a 0.5% reduction in the interest rate on the note, elect to receive monthly interest payments. (Section 2.2(c)).

        Interest rates on notes in a principal amount in excess of $100,000 will be negotiated on a case by case basis based upon our financial requirements, the term of the investment and prevailing interest rates. (Section 2.2(c)).

  Redemption at the Option of Pioneer

        We may, at our option, redeem any or all of the notes on at least 30 days' written notice to each holder at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest on a daily basis up to, but not including, the redemption date. We will pay no premium upon redemption of the notes. We may select notes for redemption in our sole discretion. (Article 3).

  Modification of Indenture

        We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the notes that are then outstanding. However, we and the trustee may not make a modification to the indenture without the consent of each holder affected if the modification; (1) affects the terms of payment of, the principal of, or any interest on any note; (2) changes the percentage of note holders whose consent to a waiver or modification is required; (3) affects the subordination provisions of the indenture in a manner that adversely affects the right of any holder or (4) waives any event of default in the payment of principal of, or interest on, any note.

        Without action or consent by the note holders, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any note holders, or to comply with the requirements of the Trust Indenture Act of 1939, as amended. We will give written notice to the note holders of any amendment or supplement to the indenture or notes. (Sections 9.1 and 9.2).

  Place, Method and Time of Payment

        We will pay principal and interest on the notes at our principal executive office, or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to the holder of the note at his or her address appearing on the register of the notes maintained by the registrar at the close of business ten (10) days prior to such payment date. Any payment of principal or interest which is due on a nonbusiness day will be payable by us on the next business day immediately following that nonbusiness day and no additional interest will accrue in the intervening period. (Section 4.1).

  Events of Default

        An event of default is defined in the indenture as being a default in payment of principal or any installment of interest on the notes which has not been cured following 10 days' written notice; our becoming subject to certain events of bankruptcy or insolvency; or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding notes. (Section 6.1).

        If an event of default occurs and is continuing, the trustee or the holders of a majority in principal amount of the then outstanding notes may declare the principal of and the accrued interest on all outstanding notes due and payable. (Section 6.2). If such a declaration is made, we are required to pay the principal of and interest on all outstanding notes within 90 days after the declaration, so long as the senior indebtedness has not matured by lapse of time, acceleration or otherwise. (Section 10.4). We are required to file annually with the trustee an officer's certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior indebtedness. (Section 4.3).

        The indenture provides that the holders of a majority of the aggregate principal amount of the notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the notes, except a default in payment of principal or interest on the notes or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or notes, except in payments of principal or interest on the notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the notes. (Section 6.4).

        If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of any note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense (Section 7.1). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual note holder to institute legal proceedings in the event of our default. (Section 6.5).

  Satisfaction and Discharge of Indenture

        The indenture may be discharged upon the payment of all notes outstanding issued under the indenture. (Article 8).

  Reports to the Securities and Exchange Commission

        We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. (Section 4.2). Copies of such reports will be sent to any note holder upon written request.

  Service Charges

        We reserve the right to assess service charges and fees for issuing notes to replace lost or stolen notes, to transfer a note, or to issue a replacement interest payment check. (Sections 2.6 and 2.7).

  Transfer

        A note holder may not transfer any note until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any note for a period beginning 15 days before the date notice is mailed of the redemption or the maturity of such note and ending on the redemption of such note or 21 days after the maturity date of the note, as appropriate. (Section 2.6). No assurance can be given that a note holder will be able to sell any note or to sell any note at a profit. See "Risk Factors—Your investment in the notes is illiquid."

  Concerning the Trustee

        The indenture contains certain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign. (Sections 7.10 and 7.11).

  Accounts

        We are qualified to serve as custodian for individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.

PLAN OF DISTRIBUTION

        Pursuant to this prospectus, we are offering up to $50,000,000 in aggregate principal amount of the notes. We will offer the notes through our officers and employees directly without an underwriter or agent and on a continuous basis. This offering will expire on January 28, 2013. However, we have the right to terminate this offering at any time before that date.

        We plan to offer the notes through our officers and employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and all applicable state securities laws. We intend to conduct the offering by direct mail, advertisements in print and electronic media, and other methods, all in compliance with applicable laws and regulations, including securities laws. Our officers and employees will not receive any additional compensation or commission for their selling efforts. Except as set forth below, once received and accepted orders will be irrevocable and no funds will be refunded.

        We do not currently use a broker-dealer or an agent to assist in the sales of the notes. We may employ the services of a FINRA member broker-dealer in the future for purposes of offering the notes on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we will file a post-effective amendment to the registration statement containing this prospectus to disclose the name of the broker-dealer, the compensation being paid to the broker-dealer and any other material terms of our agreement with the broker-dealer, including any agreement that we make to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act of 1933. Any written agreement that we reach with the broker-dealer will also be filed as an exhibit to the registration statement. We will cease selling the notes until the SEC declares the registration statement effective.

        We plan to sell the investment notes only to accredited investors as defined in rule 501 of Regulation D under the Securities Act of 1933 or to persons who meet the suitability requirements of their state of residency and have at least:

  •
  a gross income of $65,000 and a net worth of $65,000 (exclusive of home, home furnishings and automobiles); or

  •
  a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and

  •
  no more than 10% of their liquid net worth invested in the notes, unless defined as an accredited investor. Liquid net worth is the portion of a person's total net worth that is comprised of cash, cash equivalents, and readily marketable securities.

        The notes may be purchased only by means of a written offer to purchase in the form provided by us. We will not accept an offer to purchase notes or negotiate checks delivered for payment on the sale of notes until five business days following the date the prospective purchaser has received the final prospectus and any related prospectus supplement. If we receive a properly executed offer to purchase and payment for the purchase of notes from any person who has previously received the final prospectus but who has not received a current prospectus supplement, we will not accept the offer to purchase or any payment for a note until five business days following the mailing of a confirmation of sale and a current prospectus supplement to such prospective purchaser.

        Once we accept an offer, however, the purchase of the note and the issuance of certificates for the note will be deemed to have occurred as of the date we receive and accept the offer to purchase and payment. We reserve the right to reject any offer to purchase, in whole or in part. In the event your offer is not accepted, we will promptly refund your funds, without deduction of any costs and without interest.

        There is no established trading market for the notes, and we do not expect one to develop.

        Investors seeking information as to the current interest rates for the notes may contact us at (816) 756-2020 to receive a current quote as to such rates.

        We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

NOTICE TO MISSOURI RESIDENTS

        The Missouri Securities Division has determined that an investment in the notes is not suitable for any person who:

  •
  does not have a gross income of at least $45,000 and a net worth of at least $45,000 (exclusive of home, home furnishings and automobiles); or

  •
  does not have a net worth of at least $150,000 (exclusive of home, home furnishings and automobiles); and

  •
  has more than 10% of their liquid net worth invested in the notes.

        In determining whether to sell notes to a particular investor, we will comply with the general standards set forth above. See "Plan of Distribution."

VALIDITY OF INVESTMENT NOTES

        The validity of the notes being offered by this prospectus will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri.

 EXPERTS

        The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

        No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the investment notes offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in PFS, nor was any such person connected with the PFS as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, applicable regulations, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

        This summary applies only to United States holders that are beneficial owners of the notes as "capital assets," within the meaning of Code Section 1221. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations, (3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities, (7) brokers or dealers in securities or currencies, (8) holders whose "functional currency" is not the U.S. dollar, (9) persons that will hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" (as defined for tax purposes), or (10) persons deemed to sell the notes under the constructive sale provisions of the Code. This summary discusses the Federal income tax considerations applicable to the initial purchase of the notes and does not discuss the tax considerations of a subsequent purchase of the notes. Each prospective purchaser of notes should consult his or her own tax advisor.

        The interest income earned on the notes will be taxable as ordinary income to the holders of the notes. The holder will report the interest income earned on the note in accordance with the holder's method of accounting for Federal income tax purposes. Holders of notes using the cash basis of accounting will report the interest income in the year the interest is actually or constructively received. Because a note holder may require monthly payment of interest income on the note, the interest income will be treated as constructively received by a cash basis taxpayer on each interest payment date. Holders of notes using the accrual basis of accounting will include the interest income ratably over the term of the note.

        Upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income and not added to the note's basis, which amount may be received without generating further income) and (2) such holder's adjusted tax basis in the note. A holder's adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the note is more than twelve months at the time of sale, exchange or redemption. Under current law, long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at capital gains rates. The deductibility of capital losses is subject to limitations.

        Under the Code, we must report the interest earned on notes with respect to each holder to the Internal Revenue Service on the appropriate Form 1099, a copy of which will also be provided to a note holder. No portion of interest generally will be withheld for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If a note holder does not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on any interest paid. The withholding rate is presently 28% of the interest. It is our policy not to sell to anyone refusing to provide a taxpayer identification number on a Form W-8 or W-9.

        THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, Washington, D.C., our registration statement on Form S-1 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our notes sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

        A copy of our registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

        As a result of the offering, we are subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other required information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder of Pioneer Financial Services, Inc.
Pioneer Financial Services, Inc.
Kansas City, MO.

        We have audited the accompanying consolidated balance sheets of Pioneer Financial Services, Inc., and its subsidiaries (the "Company") as of September 30, 2011 and 2010, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP
Minneapolis, MN
November 30, 2011

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2011 AND 2010

	As of September 30,
	2011	2010
ASSETS
Cash and cash equivalents—non-restricted	$1,256,841	$1,938,610
Cash and cash equivalents—restricted	696,578	669,391
Investments—restricted	3,087,572	6,009,301
Investments—non-restricted	2,832,972	1,442,734
Net finance receivables	330,704,771	329,957,394
Furniture and equipment, net	110,056	195,731
Deferred income tax asset	8,547,625	5,893,101
Prepaid and other assets	4,958,825	6,201,345
Deferred acquisition costs	5,917,860	4,608,299
Goodwill	31,474,280	31,474,280
Intangibles, net	7,740,200	10,713,800

Total assets	$397,327,580	$399,103,986

LIABILITIES AND STOCKHOLDER'S EQUITY
Revolving credit line—banks	$—	$21,373,000
Subordinated debt—parent	—	11,900,000
Accounts payable	217,661	1,376,242
Accrued expenses and other liabilities	8,156,940	7,226,758
Amortizing term notes	214,490,826	210,667,743
Investment notes	59,724,991	40,028,349

Total liabilities	282,590,418	292,572,092

Stockholder's equity:
Common stock, no par value; 1 share issued and outstanding	86,394,200	86,394,200
Accumulated other comprehensive income	114,522	167,680
Retained earnings	28,228,440	19,970,014

Total stockholder's equity	114,737,162	106,531,894

Total liabilities and stockholder's equity	$397,327,580	$399,103,986

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2011	2010	2009
Interest income and fees	$114,121,026	$105,460,224	$99,689,511
Interest expense	19,202,745	18,019,188	17,854,730

Net interest income before provision for credit losses	94,918,281	87,441,036	81,834,781
Provision for credit losses	25,565,703	22,432,831	23,454,336

Net interest income	69,352,578	65,008,205	58,380,445
Non-interest income, net
Debt Protection, Insurance premiums earned and other income	7,366,584	6,296,353	4,387,710

Total non-interest income, net	7,366,584	6,296,353	4,387,710
Non-interest expense
Management and record keeping services fee	39,532,624	37,070,755	34,285,932
Professional and regulatory fees	1,416,654	1,165,394	1,408,458
Amortization of intangibles	2,973,600	3,691,200	4,234,800
Other operating expenses	4,168,082	3,593,563	2,084,847

Total non-interest expense	48,090,960	45,520,912	42,014,037
Income before income taxes	28,628,202	25,783,646	20,754,118
Provision for income taxes	11,524,389	9,221,419	7,417,566

Net income	$17,103,813	$16,562,227	$13,336,552

Net income per share, basic and diluted(1)	$17,103,813	$16,562,227	$13,336,552

(1)
Number of shares outstanding is one.

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

Consolidated Statements of Stockholder's Equity

For the years ended September 30, 2011, 2010 and 2009

	Total	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income
Balance, September 30, 2008	$88,543,991	$84,394,200	$4,149,791

Comprehensive income:
Net income	13,336,552	—	13,336,552	—
Unrealized gain on investments, net of tax of $66,976	124,383	—	—	124,383

Total comprehensive income	13,460,935	—	13,336,552	124,383
Capital contribution by parent	2,000,000	2,000,000	—	—
Dividend paid to parent	(3,517,834)	—	(3,517,834)	—

Balance, September 30, 2009	$100,487,092	$86,394,200	$13,968,509	$124,383

Comprehensive income:
Net income	16,562,227	—	16,562,227	—
Unrealized gain on investments, net of tax of $23,312	43,297	—	—	43,297

Total comprehensive income	16,605,524	—	16,562,227	43,297
Dividend paid to parent	(10,560,722)	—	(10,560,722)	—

Balance, September 30, 2010	$106,531,894	$86,394,200	$19,970,014	$167,680

Comprehensive income:
Net income	17,103,813	—	17,103,813	—
Unrealized loss on investments, net of tax of ($28,622)	(53,158)	—	—	(53,158)

Total comprehensive income	17,050,655	—	17,103,813	(53,158)
Dividend paid to parent	(8,845,387)	—	(8,845,387)	—

Balance, September 30, 2011	$114,737,162	$86,394,200	$28,228,440	$114,522

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2011	2010	2009
Cash flows from operating activities:
Net income	$17,103,813	$16,562,227	$13,336,552
Adjustments to reconcile net income to net cash and cash equivalents provided by (used for) operating activities:
Provision for credit losses on finance receivables	25,565,703	22,432,831	23,454,336
Depreciation and amortization	2,893,041	3,873,419	4,663,599
Deferred income taxes	(2,625,901)	(1,688,424)	(1,776,250)
Interest accrued on investment notes	2,055,904	1,786,588	1,811,936
Changes in:
Accounts payable and accrued expenses	(228,399)	(971,712)	2,379,221
Deferred acquisition costs	(1,309,561)	(1,573,700)	4,284,931
Unearned premium reserves	3,062,168	3,661,587	(172,236)
Prepaids and other assets	1,242,520	(286,230)	287,646

Net cash provided by operating activities	47,759,288	43,796,586	48,269,735

Cash flows from investing activities:
Finance receivables purchased from affiliate	(251,013,073)	(240,871,321)	(225,538,247)
Finance receivables purchased from retail merchants	(29,026,308)	(37,421,612)	(45,203,536)
Finance receivables repaid	250,664,133	236,171,217	200,892,812
Capital expenditures	(25,920)	(57,294)	(186,672)
Change in restricted cash	(27,187)	(555,333)	587,642
Investments purchased—restricted	—	(1,089,712)	(4,058,839)
Investments purchased—non-restricted	(790,238)	—	—
Investments matured—restricted	130,237	2,189,168	2,722,000
Investments matured—non-restricted	2,200,000	—	—

Net cash used in investing activities	(27,888,356)	(41,634,887)	(70,784,840)

Cash flows from financing activities:
Net (borrowing) repayments under lines of credit	(21,373,000)	603,000	(2,816,000)
Proceeds from borrowings	142,131,268	102,976,531	114,824,809
Repayment of borrowings	(118,565,582)	(96,553,376)	(95,411,529)
Repayment of subordinated debt—parent	(13,900,000)	—	—
Dividends paid to parent	(8,845,387)	(10,560,722)	(3,517,834)

Net cash provided by (used in)/provided by financing activities	(20,552,701)	(3,534,567)	13,079,446

Net decrease in cash and equivalents	(681,769)	(1,372,868)	(9,435,659)
Cash and cash equivalents Beginning of period	1,938,610	3,311,478	12,747,137

Cash and cash equivalents End of period	$1,256,841	$1,938,610	$3,311,478

Additional cash flow information:
Interest paid	$16,449,222	$16,079,944	$14,560,248
Income taxes paid	$13,727,467	$12,019,609	$9,607,164
Noncash financing activities:
Capital contribution from parent	$—	$—	$2,000,000

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements include the accounts of Pioneer Financial Services, Inc. and its wholly owned subsidiaries (collectively "we," "us," "our" or the "company"). Intercompany balances and transactions have been eliminated. We were acquired on May 31, 2007 by MidCountry Financial Corp, a Georgia corporation ("MCFC") as a wholly owned subsidiary (the "Transaction").

        Immediately subsequent to the Transaction, we declared and paid a dividend to MCFC of our business operation and certain assets and liabilities related to the origination and servicing of our finance receivables. MCFC contributed these operations to MidCountry Bank, a federally chartered stock savings association and wholly owned subsidiary of MCFC ("MCB"). MCB formed the Military Banking Division ("MBD") which is composed exclusively of the assets and liabilities contributed from MCFC. This transaction is further described in "Note 6: Goodwill and Other Intangible Assets". As part of the Transaction, we entered into a Loan Sale and Master Services Agreement ("LSMS Agreement") with MBD. Under the LSMS Agreement, MBD is obligated to originate loans and we are obligated to purchase those loans that meet our business model and underwriting guidelines. Also under the LSMS Agreement, MBD will provide us with management and record keeping services. As part of the Transaction, substantially all of our employees became employees of MBD. We pay fees for loans purchased and originated by MBD and management and record keeping services provided by MBD. The LSMS Agreement is further described in "Note 9: Related Party Transactions."

Nature of Operations and Concentration

        We are headquartered in Kansas City, Missouri. We purchase finance receivables from MBD. These receivables represent loans exclusively to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees. We also purchase finance receivables from retail merchants that sell consumer goods to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.

Cash and Cash Equivalents—Non-Restricted

        We had no cash equivalents as of September 30, 2011 or 2010. Our cash consisted of checking accounts with an aggregate balance of approximately $1.3 million and $1.9 million as of September 30, 2011 and 2010, respectively.

Cash and Cash Equivalents—Restricted

        We are required to maintain restricted cash pursuant to an agreement with The Assurant Group ("Assurant") a third party insurance company that underwrites policies sold by us. Based on the agreement, we are required to maintain cash and cash equivalents and/or investments in custodial accounts, in the amount of 102% of unearned premium and insurance claim and policy reserves, with a qualified financial institution. As of September 30, 2011, the amount required per the agreement with Assurant was $0.5 million.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments—Non-Restricted

        We classify our certificates of deposit as held- to- maturity and our government bonds as available-for-sale. Held-to-maturity are recorded at historical cost, adjusted for amortization of premiums and accretion of discounts. We have the intent and ability to hold these investments to maturity. Available-for-sale are recorded at fair value. Unrealized gains and losses on available-for-sale investments are recorded as accumulated other comprehensive income in the shareholder's equity section of our balance sheet, net of related income tax effects. The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is determined to be other than temporary, the carrying value of the investment is written down through earnings by the amount of the expected credit loss.

Investments—Restricted

        We classify all restricted investments as available-for-sale and record them at fair value. Unrealized gains and losses are recorded as accumulated other comprehensive income in the shareholder's equity section of our balance sheet, net of related income tax effects. The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is determined to be other than temporary, the carrying value of the investment is written down through earnings by the amount of the expected credit loss.

        These investments are restricted pursuant to an agreement with Assurant.

Finance Receivables

        Finance receivables are carried at amortized cost and are adjusted for unamortized direct origination fees and reduced for finance charges on pre-computed finance receivables, unearned dealer discounts, allowances for credit losses, debt protection reserves, insurance reserves and unearned fees and premiums. Debt protection and reinsurance reserves, unearned premiums and unearned fees applicable to credit risk on consumer receivables are treated as a reduction of finance receivables in the consolidated balance sheet since the payments on such policies generally, are used to reduce outstanding receivables.

Allowance for Credit Losses

        We maintain an allowance for credit losses, which represents management's best estimate of probable losses in the outstanding finance receivable portfolio. The allowance for credit losses is reduced by actual credit losses and is increased by the provision for credit losses and recoveries of previous losses. The provision for finance receivable losses are charged to earnings to bring the total allowance to a level considered necessary by management. As the portfolio of total finance receivables consists of military loans and retail installment contracts, a large number of relatively small, homogenous accounts, the finance receivables are evaluated for impairment as two separate components: military loans and retail installment contracts. Management considers numerous factors in estimating losses in our credit portfolio, including the following:

  •
  Prior credit losses and recovery experience

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Current economic conditions

  •
  Current finance receivable delinquency trends

  •
  Demographics of the current finance receivable portfolio

Goodwill and Other Intangible Assets

        Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as purchases. Other intangible assets represent premiums paid for other identifiable assets (see Note 6: Goodwill and Other Intangible Assets for more details). Goodwill is not amortized over an estimated useful life, but rather is tested annually for impairment as of September 30th. Intangible assets other than goodwill, which are determined to have finite lives, are amortized on straight-line or accelerated basis over their estimated useful lives between three and ten years. Amortizing intangibles are assessed for impairment only when events have occurred that may give rise to impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles, are written down to their respective fair values.

Deferred Policy Acquisition Costs

        The costs of acquiring the debt protection and insurance policies are primarily related to the production of new and renewal business and have been deferred to the extent that such costs are deemed recoverable from future revenue. Such costs principally include debt protection commission and reinsurance premium taxes and third party servicing fees. Costs deferred on property and casualty and credit policies are amortized over the term of the related policies in relation to the premiums and fees earned. We anticipated investment income in its periodic evaluation of whether deferred policy acquisition costs can be recovered from future revenue. If such costs are deemed to be not recoverable, the adjustment is recorded in the current period results of operations.

Debt Protection—Insurance Claims and Reserves

        Life and health reserves for credit coverage consist principally of future policy benefit reserves and reserves for estimates of future payments on incurred claims reported and unreported but not yet paid. Such estimates are developed using actuarial principles and assumptions based on past experience adjusted for current trends. Any change in the probable ultimate liabilities is reflected in net income in the period in which the change in probable ultimate liabilities was determined.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Interest Income on Finance Receivables

        Interest income on finance receivables is recognized as revenue on an accrual basis using the effective yield method. The deferred fees, net of costs, are accreted into income using the effective—yield method over the estimated life of the finance receivable. If a finance receivable, net of costs, liquidates before accretion is completed, we charge or credit any unaccreted net deferred fees or costs to income at the date of liquidation. We recognized late charges as fee income when received. We stop accruing interest income on finance receivables when a payment has not been received for 90 days, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

Debt Protection and Reinsurance Income

        MBD sells life, accident and health protection along with other exclusive coverage's that are unique to our customers. Under an agreement, we assume from MBD, all risks on debt protection, credit accident, health insurance and all other coverage's written on the military loans. Unearned fees and premiums are recognized as non-interest income over the period of risk in proportion to the amount of debt protection provided.

Income Taxes

        We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recorded at currently enacted tax rates applicable to the period in which assets or liabilities are expected to be realized or settled. Deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.

        The Company's operations are included in the consolidated federal income tax return of MidCountry Financial Corp, and various combined state returns. Income taxes are paid to or refunded by MidCountry Financial Corp pursuant to the terms of a tax-sharing agreement, approved by the Board of Directors, under which taxes approximate the amount that would have been computed on a separate company basis. Income taxes incurred in the current and prior years will be available for recoupment by the Company only in the event of future net losses of consolidated MidCountry Financial Corp.

        The Company receives a benefit at the federal and state rate in the current year for net losses incurred in that year to the extent losses can be utilized in the consolidated federal income tax return or combined state income tax return of MidCountry Financial Corp. MidCountry Financial Corp currently files income tax returns in the United States federal jurisdiction, and various state jurisdictions. The U.S. Internal Revenue Service ("IRS") has completed exams on MidCountry Financial Corp's consolidated income tax returns for fiscal years September 30, 2007 and prior. With the exception of a few states, MidCountry Financial Corp is no longer subject to income tax examinations prior to 2007 in major state jurisdictions. The Company does not believe any adjustments that may result from these examinations will be material to the Company.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements Not Yet Adopted

        The FASB recently issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs, to substantially converge the guidance in GAAP and IFRS on fair value measurements and disclosures.

        The amended guidance changes several aspects of the fair value measurement guidance in FASB ASC 820, Fair Value Measurement, including the following provisions:

  •
  Application of the concepts of highest and best use and valuation premise

  •
  Introduction of an option to measure groups of offsetting assets and liabilities on a net basis

  •
  Incorporation of certain premiums and discounts in fair value measurements

  •
  Measurement of the fair value of certain instruments classified in shareholders' equity

        In addition, the amended guidance includes several new fair value disclosure requirements, including, among other things, information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and a narrative description of Level 3 measurements' sensitivity to changes in unobservable inputs. Some of the new disclosures are not required for nonpublic entities.

        The amended guidance must be applied prospectively and is effective for all entities in 2012.

        The FASB recently issued ASU 2011-05 which amends ASC 220 Financial reporting of other comprehensive income for public and private companies. The objective is to improve consistency and transparency of items reported in other comprehensive income by reporting changes in stockholder's equity in a single continuous statement of comprehensive income or in two separate, but consecutive statements. As it pertains to PFS, other comprehensive income will be removed from Statement of Stockholder's Equity and reported as one of these statement types.

        In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment. The amendments in ASU 2011-08 will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We are currently evaluating the impact of ASU 2011-08 on our goodwill impairment testing process.

        We will comply with these changes in fiscal year 2012.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

        The preparation of consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities. We use estimates and employ the judgments of management in determining the amount of our allowance for credit losses, insurance claims and policy reserves, and establishing the fair value of our financial instruments. While the consolidated financial statements and footnotes reflect the best estimates and judgments of management at the time, actual results could differ significantly from those estimates.

NOTE 2: FINANCE RECEIVABLES

        Our finance receivables are comprised of military loans and retail installment contracts. During fiscal year 2011, we purchased $425.6 million of military loans from MBD compared to $419.1 million during fiscal year 2010. We acquired $30.9 million in retail installment contracts during fiscal 2011 compared to $39.4 million during fiscal 2010. Unapplied finance receivables payments consist of principal amounts collected on September 30, 2011 due on October 1, 2011.

        The following table represents finance receivables for the periods presented:

	As of September 30,
	2011	2010
Military loans	$370,601,538	$344,108,417
Retail installment contracts	34,632,001	42,932,469

Total finance receivables	405,233,539	387,040,886
Net deferred loan fees and dealer discounts	(21,519,999)	(20,294,073)
Unearned debt protection and insurance premium reserves	(14,701,405)	(11,639,237)
Unapplied finance receivables payments	(11,152,083)	—
Debt protection claims and policy reserves	(1,759,026)	(653,926)

Finance receivables—net of unearned fees and premiums	356,101,026	354,453,650
Allowance for credit losses	(25,396,255)	(24,496,256)

Net finance receivables	$330,704,771	$329,957,394

        Management has an established methodology to determine the adequacy of the allowance for credit losses that assesses the risks and losses inherent in the finance receivable portfolio. Our portfolio consists of a large number of relatively small, homogenous accounts. No account is large enough to warrant individual evaluation for impairment. For purposes of determining the allowance for credit losses, the Company has segmented the finance receivable portfolio by military loans and retail installment contracts.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 2: FINANCE RECEIVABLES (Continued)

        The allowance for credit losses for military loans and retail installment contracts is maintained at an amount that management considers sufficient to cover estimated future losses. The Company's allowance for credit losses is sensitive to risk ratings assigned to evaluated segments, economic assumptions and delinquency trends driving statistically modeled reserves. We consider numerous qualitative and quantitative factors in estimating losses in our finance receivable portfolio, including the following:

  •
  prior credit losses and recovery experience;

  •
  current economic conditions;

  •
  current finance receivable delinquency trends; and

  •
  demographics of the current finance receivables.

        We also use internally developed data in this process. We utilize a statistical model based on potential credit risk trends, growth rate and charge off data, when incorporating both historical and prospective factors to estimate losses. These results and management's judgment are used to project future losses and to establish the allowance for credit losses for each segment of our finance receivables.

        As part of the on-going monitoring of the credit quality of our entire finance receivable portfolio, management tracks certain credit quality indicators of our customers including trends related to (1) net charge-offs, (2) nonperforming loans and (3) payment history.

        There is uncertainty inherent in these estimates, making it possible that they could change in the near term. We make regular enhancements to our allowance that have not resulted in material changes to our allowance methodology.

        The following table sets forth changes in the components of our allowance for credit losses on finance receivables as of the end of the periods presented:

	As of and for the Year Ended
	2011			2010
	Military Loans	Retail Contracts	Total	Military Loans	Retail Contracts	Total
	(dollars in thousands)
Allowance for credit losses:
Balance, beginning of period	$22,764	$1,732	$24,496	$23,902	$719	$24,621
Finance receivables charged-off	(26,349)	(2,516)	(28,865)	(25,096)	(1,127)	(26,223)
Recoveries	3,693	506	4,199	3,206	459	3,665
Provision	22,862	2,704	25,566	20,752	1,681	22,433

Balance, end of period	22,970	2,426	25,396	22,764	1,732	24,496
Finance receivables	370,602	34,632	405,234	344,109	42,932	387,041
Allowance for loan losses	(22,970)	(2,426)	(25,396)	(22,764)	(1,732)	(24,496)

Balance net of allowance	$347,632	$32,206	$379,838	$321,345	$41,200	$362,545

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 2: FINANCE RECEIVABLES (Continued)

        The accrual of interest income is suspended when a full payment on either military loans or retail installment contracts has not been received for 90 days or more and the interest due exceeds an amount equal to 60 days of interest charges. Nonperforming loans represent those finance receivables on which the accrual of interest income has been suspended and for which no full payment of principal or interest has been received for more than 90 days. As of September 30, 2011, we had $7.8 million in military loans and $0.9 million in retail installment contracts that were nonperforming loans compared to $6.8 million in military loans and $0.7 in retail installment contracts as of September 30, 2010. We did not have any finance receivables greater than 90 days past due accruing interest as of September 30, 2011 or 2010. The accrual of interest is resumed and the account is considered current when a full payment (95% or more of the contracted payment amount) is received. We charge-off a loan after 180 days past due, consider it impaired and remove it from our finance receivable portfolio. We do not recognize interest income on impaired loans or restructure troubled debt as a form of curing delinquencies.

        The following table reflects the amount of accrued interest receivable for nonperforming loans as of the periods presented:

	As of Years Ending September 30,
	2011(1)	2010
	(dollars in thousands)
Total accrued interest receivable	$5,318	$6,036

Nonperforming assets:
Military loans	394	416
As percent of total accrued interest receivable	7.4%	6.9%
Retail installment contracts	14	12
As percent of total accrued interest receivable	0.3%	0.2%

Total accrued interest on nonperforming assets	$408	$428
Total nonperforming as a percent of total accrued interest	7.7%	7.1%

(1)
Total accrued interest receivable is based on pro forma amounts

        A large portion of our customers are unable to obtain financing from traditional sources due to factors such as age, frequent relocations and lack of credit history. These factors may not allow them to build relationships with traditional sources of financing. As a result, our receivables do not have a credit risk profile that can be easily measured by the credit quality indicators normally used by the financial markets. We manage the risk by closely monitoring the performance of the portfolio and through our underwriting process.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 2: FINANCE RECEIVABLES (Continued)

        The following reflects the credit quality of the Company's finance receivables:

	As of and for Year Ending September 30,
	2011	2010
	(dollars in thousands)
Total finance receivables:
Gross balance	$405,234	$387,041
Performing	396,507	379,523
Non-performing, 90 days delinquent	8,727	7,518

Non-performing loans as a percent of gross balance	2.15%	1.94%
Military loans:
Gross balance	$370,602	$344,109
Performing	362,787	337,295
Non-performing, 90 days delinquent	7,815	6,814

Non-performing loans as a percent of gross balance	2.11%	1.98%
Retail installment contracts:
Gross balance	$34,632	$42,932
Performing	33,720	42,228
Non-performing, 90 days delinquent	912	704

Non-performing loans as a percent of gross balance	2.63%	1.64%

        As of September 30, 2011, the past due finance receivables are as follows:

	Age Analysis of Past Due Financing Receivables As of September 30, 2011
	60 - 89 Days Past Due	90 - 180 Days Past Due	Total 60 - 180 Days Past Due	0 - 59 Days Past Due	Total Finance Receivables
	(dollars in thousands)
Consumer loans:
Military loans	$4,697	$7,815	$12,512	$358,090	$370,602
Retail installment contracts	529	912	1,441	33,191	34,632

Total	$5,226	$8,727	$13,954	$391,280	$405,234

        Additionally, MBD uses our underwriting criteria, which were developed from our past customer credit repayment experience and are periodically evaluated based on current portfolio performance. These criteria require the following:

  •
  All borrowers must be active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.

  •
  All potential borrowers must complete standardized credit applications either in person at one of MBD's loan production offices or online via the Internet.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 2: FINANCE RECEIVABLES (Continued)

  •
  A thorough review must be conducted on all applicants' military service history. This includes verification of status including rank and time in service. Other review procedures may be conducted as deemed necessary.

  •
  Loan repayment terms must generally be structured to repay the entire loan prior to the borrower's estimated separation from the military.

        These indicators are used to help minimize the risk of unwillingness or inability to repay for both military loans and retail installment contracts. These guidelines were developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. Loans are limited to amounts that the customer could reasonably be expected to repay from discretionary income.

        The liability for unpaid claims and claim adjustment expenses is estimated using an actuarially computed amount payable on claims reported prior to the balance sheet date that have not yet been settled, claims reported subsequent to the balance sheet date that have been incurred during the period ended, and an estimate (based on prior experience) of incurred but unreported claims relating to such period.

        The chart below details the amount of earned fees that are related to our debt protection product as of the period presented:

	As of and for the Year Ended
	2011	2010
Revenue:
Net debt protection revenue, net	$7,261,475	$1,285,641

Expenses:
Claims paid and change in reserve	$1,879,518	$131,258
Third party commissions paid	797,989	138,656

Total expenses	$2,677,507	$269,914

Net debt protection income:	$4,583,968	$1,015,727

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 2: FINANCE RECEIVABLES (Continued)

        Activity in the liability for unpaid claims and claim adjustment expenses for our health and life coverage for debt protection and reinsurance are summarized as follows:

	As of and for the Year ended
	2011	2010	2009
Balance, beginning of period	$653,926	$627,106	$507,470
Claim amount incurred, related to
Prior periods	906,342	281,310	246,950
Current period	984,708	186,067	210,928

Total	1,891,050	467,377	457,878
Claim amount paid, related to
Prior periods	376,690	265,167	182,426
Current period	409,260	175,390	155,816

Total	785,950	440,557	338,242
Balance, end of period	$1,759,026	$653,926	$627,106

NOTE 3: INVESTMENTS—RESTRICTED

        Assurant processes and administers insurance transactions and activity on behalf of the Company. Pursuant to applicable insurance regulations, we are required to maintain a 102% of unearned premium and insurance claim and policy reserves, with a qualified financial institution which, as of September 30, 2011 was $0.5 million. These investments were comprised of certificates of deposits and government bonds. Investment income on restricted investments for the years ended September 30, 2011 and 2010 was approximately $203,023 and $278,487 respectively. As of September 30, 2011, restricted investments of $3.1 million will mature after one year and before five years.

        We record our restricted investments at fair value. The following table represents the restricted investments as of September 30, 2011 and 2010:

	As of September 30, 2011				As of September 30, 2010
	Book Value	Gross Unrealized Gains(1)	Gross Unrealized (Losses)(1)	Fair Value	Book Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Restricted investments:
Government bonds	2,911,384	176,188	—	3,087,572	5,751,333	259,935	(1,967)	6,009,301

Total restricted investments	$2,911,384	$176,188	$—	$3,087,572	$5,751,333	$259,935	$(1,967)	$6,009,301

(1)
The unrealized gain on investments of $176,188 net of tax of $61,666 represents the accumulated other comprehensive income of $114,522.

        During fiscal 2011and 2010, we did not recognize any material realized gains or losses or receive proceeds from sales on restricted investments.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 4: INVESTMENTS—NON-RESTRICTED

        Non-restricted investments are comprised of certificates of deposit, government bonds and corporate bonds. We have total non-restricted investments of $2.8 million and $1.4 million as of September 30, 2011 and 2010 respectively. As of September 30, 2011, non-restricted investments of $1.7 million will mature within one year and $1.1 million will mature before five years, $30,000 will mature after 10 years.

        The following table represents the non-restricted investments as of September 30, 2011 and 2010:

	As of September 30, 2011				As of September 30, 2010
	Book Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value	Book Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Non-restricted investments:
Certificates of deposit	$900,012	$—	$—	$900,012	$100,000	$—	$—	$100,000
Government bonds	1,932,960	—	—	1,932,960	1,039,008	—	—	1,039,008
Corporate bonds	—	—	—	—	303,726	—	—	303,726

Total restricted investments	$2,832,972	$—	$—	$2,832,972	$1,442,734	$—	$—	$1,442,734

        During fiscal 2011and 2010, we did not recognize any material realized gains or losses or receive proceeds from sales on non-restricted investments.

NOTE 5: FURNITURE AND EQUIPMENT

        Cost and accumulated depreciation of property and equipment at September 30, 2011 and 2010 is as follows:

	As of and for the Year Ended,
	2011	2010
Furniture and equipment	$41,200	$41,200
Computer software	1,137,164	1,111,244

	1,178,364	1,152,444
Less accumulated depreciation	(1,068,308)	(956,713)

Furniture and equipment—net	$110,056	$195,731

        Furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Estimated useful lives are 7 years for furniture and equipment, and 3 years for computer software. Major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation expense was $0.1 million for the year ended September 30, 2011 and $0.3 million for the year ended September 30, 2010.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

        In connection with the Transaction, MCFC paid the shareholders of Pioneer Funding Inc., (the "Sellers") approximately $68.8 million in cash and 882,353 shares of MCFC's common stock. Under the related purchase agreement, MCFC was also required to pay the Sellers an additional $5 million in contingent payments, of which $4 million was contributed to us and $1 million to MBD. The final contingent payment was made on March 31, 2009. The total purchase price was $90,229,762.

        The fair value assigned to intangible assets acquired and assumed liabilities is supported by valuations using estimates and assumptions provided by management.

        We test goodwill for impairment annually and more frequently if events and circumstances indicate that the asset may be impaired and that the carrying value may not be recoverable. The provisions of ASC-350 require that a two-step impairment test be performed on goodwill. We have one reporting unit. In the first step, we compare the fair value of our reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to the reporting unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If upon completing the second step of the impairment test the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

        Due to the Transaction, we recorded goodwill and amortizable intangible assets in the form of customer, agent and vendor relationships, trade name, technology for the lending system and the value of business acquired. Goodwill and intangible assets at September 30, 2011 and 2010 are as follows:

	As of and for the Year Ended September 30,
	2011			2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Customer relationships	$11,000,000	$(7,929,344)	$3,070,656	$11,000,000	$(6,600,944)	$4,399,056
Agent relationships	700,000	(456,968)	243,032	700,000	(369,368)	330,632
Vendor relationships	1,700,000	(1,109,608)	590,392	1,700,000	(894,808)	805,192
Trade name	7,000,000	(3,674,508)	3,325,492	7,000,000	(2,907,708)	4,092,292
Technology	4,000,000	(3,489,372)	510,628	4,000,000	(2,913,372)	1,086,628
Valuation of business acquired—unearned premium	1,600,000	(1,600,000)	—	1,600,000	(1,600,000)	—

Total amortizable intangibles	$26,000,000	$(18,259,800)	$7,740,200	$26,000,000	$(15,286,200)	$10,713,800

Goodwill	$31,474,280	$—	$31,474,280	$31,474,280	$—	$31,474,280

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        Amortization expense of currently recorded amortizable intangibles is expected to be as follows:

Year Ending September 30,	Annual Amortization Expense
2012	$2,235,000
2013	1,706,000
2014	1,243,000
2015	1,027,000
Thereafter	1,529,200

Total	$7,740,200

        Management evaluated our goodwill at September 30, 2011, and determined that there was no impairment as the estimated fair value substantially exceeded the carrying value. There were no impairments of amortizable intangible assets, as of September 30, 2011.

NOTE 7: BORROWINGS

Secured Senior Lending Agreement

        On June 12, 2009, we entered into the SSLA with the lenders listed on the SSLA ("the lenders") and UMB Bank, N.A. (the "Agent"). The SSLA replaced and superseded the Senior Lending Agreement, dated as of June 9, 1993, as subsequently amended and restated (the "SLA"). The term of the current SSLA ends March 31, 2011 and is automatically extended annually unless any lender gives written notice of its objection by March 1 of each calendar year. Our assets secure the loans extended under the SSLA for the benefit of the lenders and other holders of the notes issued pursuant to the SSLA or the SLA (the "Senior Debt"). The facility is an uncommitted credit facility that provides common terms and conditions pursuant to which the individual lenders that are a party to the SSLA may choose to make loans to us in the future. Any lender may elect not to participate in future fundings at any time without penalty. If a lender were to choose not to participate in future fundings, the outstanding amortizing notes would be repaid based on the original terms of the note. As of September 30, 2011, we could request up to $102.7 million in additional funds and remain in compliance with the terms of the SSLA. No lender, however, has any contractual obligation to lend us these additional funds.

        As of September 30, 2011, the lenders have indicated a willingness to participate in fundings up to an aggregate of $319.2 million during the next 12 months, including $214.5 million which is currently outstanding. In addition, the Company has borrowings of $14.9 million from withdrawing banks who had previously participated in the SLA or SSLA.

        In the third quarter of fiscal 2010, we amended the SSLA to allow additional banks to become parties to the SSLA under a modified non-voting role. We have identified each lender that has voting rights under the SSLA as "voting bank(s)" and lenders that do not have voting rights under the SSLA, as "non-voting bank(s)". While all voting and non-voting banks have the same rights to the collateral and are party to the same terms and conditions of the SSLA, all of the non-voting banks acknowledge and agree that they have no right to vote on any matter nor to prohibit or hinder any action by us, or

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 7: BORROWINGS (Continued)

the voting banks. As of September 30, 2011, we had 22 non-voting banks from who we borrowed $44.5 million. The balance of these notes as of September 30, 2011 was $36.8 million.

        The aggregate notional balance outstanding under amortizing notes was $214.5 million and $210.7 million at September 30, 2011 and 2010, respectively. There were 370 and 338 amortizing term notes outstanding at September 30, 2011 and 2010, respectively, with a weighted-average interest rate of 6.19% and 6.39%, respectively. Interest on the amortizing notes is fixed at 270 basis points over the 90-day moving average of like-term treasury notes when issued. The interest rate may not be less than 6.25%. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. Interest on amortizing notes is payable monthly. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average, aggregate outstanding principal amount of all amortizing notes held by the lenders. For the year ended September 30, 2011, we paid our lenders $0.6 million in uncommitted availability fees.

        Advances outstanding under the revolving credit line were zero and $21.4 million at September 30, 2011 and 2010, respectively. When a lender elects not to participate in future fundings, any existing borrowings from that lender under the revolving credit line are payable in 12 equal monthly installments. Interest on borrowings under the revolving credit line is payable monthly and is based on prime or 5.00%, whichever is greater. Interest on borrowings was 5.00% at September 30, 2011 and 2010, respectively.

        Substantially all of our assets secure this debt under the SSLA. The SSLA also limits, among other things, our ability to (1) incur additional debt from the lenders beyond that allowed by specific financial ratios and tests, (2) borrow or incur other additional debt except as permitted in the SSLA, (3) pledge assets, (4) pay dividends, (5) consummate certain asset sales and dispositions, (6) merge, consolidate or enter into a business combination with any other person, (7) pay to MCFC service charge fees each year except as provided in the SSLA, (8) purchase, redeem, retire or otherwise acquire any of our outstanding equity interests, (9) issue additional equity interests, (10) guarantee the debt of others without reasonable compensation and only in the ordinary course of business or (11) enter into management agreements with our affiliates.

        Under the SSLA, we are subject to certain financial covenants that require that we, among other things, maintain specific financial ratios and satisfy certain financial tests. In part, these covenants require us to: (1) maintain an allowance for credit losses equal to or greater than the allowance for credit losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 5.25% of our consolidated net finance receivables, unless otherwise required by generally accepted accounting principles ("GAAP"), (2) limit our senior indebtedness as of the end of each quarter to not greater than four times our tangible net worth, (3) maintain a positive net income in each fiscal year, (4) limit our senior indebtedness as of the end of each quarter to not greater than 80% of our consolidated net finance receivables, and (5) maintain a consolidated total required capital of at least $75 million plus 50% of the cumulative positive net income earned by us during each of our fiscal years ending after September 30, 2008. Any part of the 50% of positive net income not distributed by us as a dividend for any fiscal year within 120 days after the last day of such fiscal year must be added to our consolidated total required capital and may not be distributed as a dividend or otherwise. No part of the consolidated total required may be distributed as a dividend.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 7: BORROWINGS (Continued)

        We may not make any payment to MCFC in any fiscal year for services performed or reasonable expenses incurred in an aggregate amount greater than $750,000 plus reimbursable expenses. Such amount may be increased by the CPI published by the United States Bureau of Labor for the calendar year then most recently ended. Except as required by law, we may not stop purchasing small loans to military families from MBD, unless the lenders consent to such action.

        The breach of any of these covenants could result in a default under the SSLA, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. As of September 30, 2011, we were in compliance with all loan covenants.

        Once an event of default has occurred, the Agent has the right, on behalf of all holders of the Senior Debt, to immediately take possession and control of the collateral. When the Agent notifies us of an event of default, the interest rate on all Senior Debt will automatically increase to a default rate equal to 2% above the interest rate otherwise payable on such Senior Debt. The default rate will remain in effect so long as any event of default has not been cured.

        In connection with the execution of the SSLA, MCFC entered into an Unlimited Continuing Guaranty. MCFC guaranteed the Senior Debt and accrued interest in accordance with the terms of the Unlimited Continuing Guaranty. Under the Unlimited Continuing Guarantee, MCFC also agreed to indemnify the Lenders and the Agent for all reasonable costs and expenses (including reasonable fees of counsel) incurred by the Lenders or the Agent for payments made under the Senior Debt that are rescinded or must be repaid by lenders to us. If MCFC is required to satisfy any of borrowers' obligations under the Senior Debt, the Lenders and the Agent will assign without recourse the related Senior Debt to MCFC.

        Concurrently, in connection with the execution of the SSLA, MCFC entered into a Negative Pledge Agreement in favor of the Agent. Under the Negative Pledge Agreement, MCFC represented that it will not pledge, sell, assign or transfer its ownership of all or any part of the issued and outstanding capital stock of the Company and will not otherwise or further encumber any of such capital stock beyond the currently existing negative pledge thereof in favor of Branch Banking and Trust, a North Carolina banking corporation headquartered in Winston-Salem, North Carolina ("BB&T"). Once the pledge of the capital stock of the Company to BB&T is terminated, MCFC will pledge all of its capital stock in the Company to the Agent for the benefit of the lenders to secure payment of all Senior Debt.

Subordinated Debt—Parent

        In fiscal year 2011, we amended our SSLA to convert the parent note from a term facility to a revolving line of credit. Funding on this line of credit is provided as needed at our discretion and dependent upon the availability of funds from our parent and is due upon demand. The maximum principal balance on this facility is $25.0 million. Interest is payable monthly and is based on prime or 5.0%, whichever is greater. As of September 30, 2011, the outstanding balance under this facility was zero. We expect to receive no additional borrowings from the parent during the next 12 months.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 7: BORROWINGS (Continued)

Investment Notes

        We have borrowings through the issuance of investment notes (with accrued interest) with a book value of $59.7 million, which includes a $0.4 million purchase adjustment as of September 30, 2011 and $40.0 million, which includes a $0.5 million purchase adjustment as of September 30, 2010. The purchase adjustments relate to fair value adjustments recorded as part of the Transaction. These investment notes are nonredeemable before maturity by the holders, issued at various rates and mature 1 to 10 years from date of issue. At our option, we may redeem and retire any or all of the debt upon 30 days written notice. The average investment note payable was $49,951 and $38,693, with a weighted average interest rate of 9.12% and 9.38% at September 30, 2011 and 2010, respectively.

        As of September 2011, we had issued 151 investment notes, in conjunction with this offering, with an aggregate value of approximately $7.6 million. See "Liquidity and Capital Resources."

Maturities

        A summary of maturities for the amortizing notes and investment notes (net of purchase price adjustments) at September 30, 2011, follows:

	Amortizing Notes SSLA Lenders	Amortizing Notes Withdrawing Banks	Amortizing Notes Non-Voting Banks	Investment Notes	Total
2012	$69,528,533	$12,667,228	$10,589,617	$11,778,875	$104,564,253
2013	50,049,792	2,184,317	11,286,342	6,071,100	$69,591,551
2014	28,859,424	—	11,528,207	9,351,367	$49,738,998
2015	14,378,316	—	3,418,621	7,957,322	$25,754,259
2016	429	—	—	13,420,721	$13,421,150
2017 and beyond	—	—	—	10,763,499	$10,763,499

Total	$162,816,494	$14,851,545	$36,822,787	$59,342,884	$273,833,710

NOTE 8: INCOME TAXES

        The provision for income taxes for the years ended September 30, 2011, 2010, and 2009, consisted of the following:

	For the Year Ending 2011
	Federal	State	Total
Current	$10,555,061	$3,595,229	$14,150,290
Deferred	(2,134,522)	(491,379)	(2,625,901)

Total	$8,420,539	$3,103,850	$11,524,389

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 8: INCOME TAXES (Continued)

	For the Year Ending 2010
	Federal	State	Total
Current	$9,770,014	$947,900	$10,717,914
Deferred	(1,272,534)	(223,961)	(1,496,495)

Total	$8,497,480	$723,939	$9,221,419

	For the Year Ending 2009
	Federal	State	Total
Current	$8,439,003	$894,175	$9,333,178
Deferred	(1,772,437)	(143,175)	(1,915,612)

Total	$6,666,566	$751,000	$7,417,566

        The actual tax expense for the years ended 2011, 2010, and 2009 differs from the computed 'expected' tax expense for those years (computed by applying the applicable United States federal corporate tax rates of 35%, 35% and 34%, respectively, to income before income taxes) as follows:

	As of and for the Year Ended,
	2011	2010	2009
Computed 'expected' tax expense	$10,019,871	$9,024,277	$7,056,400
State tax (net of federal tax effect)	2,226,005	343,310	447,043
Other tax expense (benefit)	(721,487)	(146,168)	(85,877)

Total	$11,524,389	$9,221,419	$7,417,566

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 8: INCOME TAXES (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of September 30, 2011 and 2010 are presented below:

	As of and for the Year Ended
	2011	2010
Deferred assets:
Allowance for credit losses	$9,892,366	$9,109,697
Unearned insurance commissions	—	26,041
State NOL's and credits	—	146,465
Unearned insurance reserves	644,262	311,182
Fair value adjustment of acquisitions	143,983	163,755
Uncertain tax positions	569,851	321,410
Other	137,752	172,844

Total deferred assets	$11,388,214	$10,251,394

Deferred liabilities:
Amortization—intangible assets	$2,676,209	$3,752,823
Loan origination & policy acquisition costs	20,294	527,121
Depreciation	27,780	(47,152)
Other	116,306	125,501

Total deferred liabilities	2,840,589	4,358,293

Net deferred assets	$8,547,625	$5,893,101

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not, the Company will realize the benefits of those deductible differences based on the following: historical taxable income, projections for future taxable income over the periods which the deferred tax assets are deductible, the tax sharing agreements and the group of member companies which file unitary state tax returns.

        In recognition, measurement and disclosure guidance for the accounting of uncertain tax positions requires companies to recognize the tax benefits of uncertain positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The amount recognized represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) on the excess.

        As of September 30, 2011, 2010, and 2009, the reserve for uncertain tax positions was approximately $1.7 million, $0.8 million, and $1.1 million, respectfully. The reserve for uncertain tax positions is included in other liabilities in the consolidated balance sheet as of September 30, 2011,

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 8: INCOME TAXES (Continued)

2010, and 2009. We had $201,000 of unrecognized tax benefit that if realized would affect the effective tax rate. Interest and penalties recognized are recorded as a component of income tax expense in the amount of $43,000, $(145,000) and $23,000 for each year ended September 30, 2011, 2010, and 2009 respectively.

        A reconciliation of unrecognized tax benefits for fiscal year 2011, 2010 and 2009 is as follows:

	As of and for the Year Ended
	2011	2010	2009
Balance—beginning of year	$520,200	$645,000	$739,000
Increase of tax positions taken in prior periods	1,060,000	44,900	27,000
Increase of tax positions taken in current period	13,000	—	—
(Decrease) due to lapse of applicable statute of limitations	(225,000)	(169,700)	(121,000)

Balance—end of year	$1,368,200	$520,200	$645,000

        In addition, we have accrued cumulative interest and penalties of approximately $330,000, $287,000, and $431,000 as of September 30, 2011, 2010 and 2009, respectively.

        MidCountry Financial Corp files a consolidated federal income tax return with its subsidiaries and state jurisdictions. The U.S. Internal Revenue Service has completed exams on MidCountry Financial Corp's consolidated income tax returns for fiscal years ending September 30, 2007 and prior. With the exception of a few states, MidCountry Financial Corp is no longer subject to income tax examinations prior to September 30, 2007 in major tax jurisdictions. The Company does not believe any adjustments that may result from these examinations will be material to the Company.

        The Company does not believe a significant increase or decrease in the uncertain tax positions will occur in the next twelve months.

NOTE 9: RELATED PARTY TRANSACTIONS

        Our Chief Executive Officer, Thomas H. Holcom, Jr., and certain immediate family members own investment notes issued by us. Amounts held by these related parties totaled $785,461 and $554,074 at September 30, 2011 and 2010, respectively. These investment notes will mature in 2012 and 2021, and bear a weighted average interest rate of 7.22%. Carol Jackson, a member of the MCFC Board of Directors, owns investment notes issued by us. Amounts held by her totaled $500,000 and zero at September 30, 2011 and 2010, respectively. These investment notes will mature in 2014 and bear a weighted average interest rate of 8.25% (See Note 7 to the consolidated financial statements).

        We entered into a LSMS Agreement with MBD in June 2009. Under the LSMS agreement, we buy certain military loans that MBD originates and receives management and record keeping services.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 9: RELATED PARTY TRANSACTIONS (Continued)

The following table represents the related party transactions associated with this agreement and other related transactions for the periods presented.

	As of and for the Year Ended
	2011	2010	2009
Loan purchasing:
Loans purchase from MBD	$251,013	$240,872	$225,538

Management and record keeping services:
Monthly servicing (8.4% of outstanding principal)	$33,609	$31,324	$31,503
Monthly servicing ($33.86 for each loan owned prior fiscal year)	5,173	5,012	2,048
Fees paid in connection with MBD originations(*)	3,631	3,620	3,895

Total management and record keeping services	$42,413	$39,956	$37,446

Other transactions:
Tax payments	$13,727	$12,020	$9,607
Dividends paid to MCFC	8,845	10,561	3,518

Total other transactions	$22,572	$22,581	$13,125

(*)
$30.00 for each loan purchased.

NOTE 10: LITIGATION

        We are subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the financial position, results of operations or cash flow.

NOTE 11: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

        Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. Fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. No readily available market exists for a significant portion of our financial instruments. Fair value estimates for these instruments are based on judgments regarding current economic conditions, currency and interest rate risk characteristics, loss experience, and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 11: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following methods and assumptions were used to estimate the fair value of its financial instruments:

        Cash and Cash Equivalents—The carrying value approximates fair value due to their liquid nature.

        Investments—Restricted—Fair value for investments are based on quoted market prices.

        Investments—Non-Restricted—Fair value for investments are based on quoted market prices.

        Finance Receivables—The fair values of finance receivables are estimated by discounting future cash flows using current rates at which similar finance receivables would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amount of finance receivables is evaluated at current market rate to determine fair value.

        Revolving Line of Credit—The carrying amounts of a revolving line of credit approximate fair value due to the variable interest on the revolving lines of credit that are derived from current market interest rates.

        Amortizing Term Notes—The fair value of the amortizing term notes with fixed interest rates are estimated using the discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

        Investment Notes—The fair value of investment notes is estimated by discounting future cash flows using current rates at which similar investment notes would be offered to lenders for the same remaining maturities.

        Subordinated debt—parent—The carrying amounts of the subordinated debt approximate fair value due to the variable interest on the subordinated debt that are derived from current market interest rates.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009

NOTE 11: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The carrying amounts and estimated fair values of our financial instruments at September 30, 2011 and 2010 are as follows:

	As of September 30, 2011		As of September 30, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents—non-restricted	$1,256,841	$1,256,841	$1,938,610	$1,938,610
Cash and cash equivalents—restricted	696,578	696,578	669,391	669,391
Investments—restricted	3,087,572	3,087,572	6,009,301	6,009,301
Investments—non-restricted	2,832,972	2,832,972	1,442,734	1,442,734
Net finance receivables	330,704,771	331,555,761	329,957,394	331,428,149
Financial liabilities:
Revolving credit line—banks	$—	$—	$21,373,000	$21,373,000
Amortizing term notes	214,490,826	214,642,324	210,667,743	212,024,554
Investment notes	59,724,991	59,876,461	40,028,349	38,565,892
Subordinated parent—debt	—	—	11,900,000	11,900,000

        Investments in debt securities measured and reported at fair value are classified and disclosed in one of the following categories:

  •
  Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

  •
  Level 3—Unobservable inputs reflect the Company's judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. The Company develops these inputs based on the best information available, including the Company's own data.

        As of September 30, 2011 and 2010, our investments in debt securities were $5.0 million and $6.0 million, respectively, which are classified as Level 1.

$50,000,000 Investment Notes
Minimum Investment of $10,000
PROSPECTUS
January 6, 2012